SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of March, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

4Q22 Highlights

Adjusted EBITDA of R$1.4 billion in 4Q22 (+37.3% vs 4T21) and R$5.5 billion in 2022 (+10.5% vs. 2021)	Completion of the Acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Complexes (260.4 MW)
Reported net income of R$624 million in 4Q22 (+57.4% vs 4Q21)	Transformation into a Corporation – hiring specialized advisors
Reclassification of arbitration litigation with an effect of R$ 453 million in provisions	Decarbonization – start of the non-binding proposal phase for the divestment of UEGA
Leverage of 2.05x EBITDA and operating cash generation of R$5.1 billion in 4Q22	Compagas – Extension of the concession contract for 30 years
Personnel cost reduction in real terms of 16.1% (4Q22 vs. 4Q21)	Copel remains in the ISE B3 portfolio in 2023

Results Webcast March, 22, 2023 | 9h BRT/ 8h EST Access Link

Message from the CEO

For Copel, 2022 was a year to envision the future we want and work hard to build it. The controlling shareholder’s message from the end of the year to transform Copel into a dispersed capital company (“True Corporation”), allows for, under Federal Law 9,074/95, the renewal and maintenance of 100% of the Company’s stake in its main Hydroelectric Power Plants, which have a total installed generation capacity in 2023 of 6,967 MW, the largest of them being Foz do Areia with 1,676 MW (concession maturity on 12.21.24), Segredo with 1,260 MW (maturity on 09.25.32), and Salto Caxias with 1,240 MW (maturity on 03.20.33).

However, we see benefits beyond the full renewal of the aforementioned concessions. The opportunity to act as a private player in the highly competitive environment of the electricity sector, which is already mainly composed of private companies, will allow us to obtain greater efficiency gains and leverage investment conditions by adding value in the short, medium, and long terms for Copel and all our stakeholders.

Committed to the energy transition, we launched Vision 2030, which consists of guidelines that will lead our actions throughout the decade. The main purpose guiding our strategy is to become one of Brazil’s largest integrated energy groups with relevance in the four segments of the industry, with people as a competitive advantage, and focusing on customer experience.

This path towards sustainability and efficiency includes the revision of the energy matrix so that 100% of the energy generated by the company comes from renewable sources. Our planning also provides for integration with scale among business and the capital allocation discipline.

The first steps of this Vision have already been taken. At the end of the year, we launched the investment plan for Usina Elétrica a Gás de Araucária, our thermal power plant, in line with the decarbonization process of the Company’s generation matrix. Proving the seriousness and commitment to sustainability, we linked 30% of the short-term incentives paid for the company’s results to ESG goals.

Also, Compagas (a company in which Copel has a 51% stake) renewed for another 30 years the concession for the supply of piped gas in the Paraná State. This is another key step in the Company’s strategy to focus on the core business of electricity given that it will allow for the continuity of the work aimed at the sale of 100% of its stake in this asset.

By expanding our renewable generation complex, we acquired the Santa Rosa & Mundo Novo, and Aventura wind farms, which total an installed capacity of 260.4 MW. The complex consists of nine wind farms in the Rio Grande do Norte State, one of the best regions for wind generation in the world. Also in the Rio Grande do Norte State and operating two years before the deadline of our energy sale contracts, the Jandira Wind Complex has 26 wind turbines and adds 90.1 MW of power to the company’s generation capacity. With the new complexes, Copel totals 1.2 GW of installed capacity in 47 wind farms, which account for 17% of the 7 GW of the Company’s generation capacity.

Such a journey, which seeks an increasing sustainable performance, is in line with our economic and financial results. In 2022, Copel reported an EBITDA adjusted for non-recurring items of R$5.5 billion, a growth of 10% over 2021.

Most of the investments were once again concentrated on energy distribution. We invested R$1.8 billion in expansion works and modernization of the power grid in Paraná, our concession area. One of the highlights is Paraná Trifásico, a program that is investing R$2.8 billion to build 25 thousand kilometers of three-phase grids that revamp the energy supply to rural areas. In 2022, we totaled 10.5 thousand kilometers built, accounting for 42% of the total expected for the program.

In terms of open innovation, we started to structure a Corporate Venture Capital (CVC) fund, which will have R$150 million invested to finance solutions in areas such as renewable energy and smart grids. We have also launched the second phase of the Copel Volt Program, which is responsible for bringing Copel close to startups that provide solutions for the energy market.

The company’s successful actions translate into market recognition. Copel was elected the best energy company in Brazil by Valor 1000, a ranking of the Valor Econômico newspaper. We were also included on B3’s Corporate Sustainability Index (ISE) for the 17th time and on the Efficient Carbon Index (ICO2).

Finally, in addition to the excellent operation of our assets and the great customer service provided, Management’s top priority for 2023 consists in transforming Copel into a corporation.

Daniel Slaviero

CEO of Copel

List of contents

1.Consolidated Results	2
1.1 EBITDA	2
1.2 Operating Revenue	3
1.3 Operational Costs and Expenses	4
1.4 Equity in Earnings of Subsidiaries	6
1.5 Financial Results	6
1.6 Consolidated Net Income	6
1.7 Debt	6
2. Investment	8
5.1 2.1 Investment Policy	8
5.2 2.2 Investment Program	8
3. Copel Geração e Transmissão	9
3.1 Financial Performance	9
3.1.1 IFRS effect in the Transmission segment	10
3.2 Operacional Performance	11
3.2.1 Generation	11
3.2.2 Hydro and Wind Generation	11
3.2.3 Thermal Generation	12
5.3 3.3 Transmission	12
3.3.1 RBSE Reprofiling	13

4. Copel Distribuição	14
5.4 4.1 Financial Performance	14
4.1.1 Regulatory Efficiency	15
4.2 Operational Performance	16
4.2.1 Grid Market (TUSD)	16
4.2.2 Captive Market	16
4.2.3 Concession Agreement	16
4.2.4 Investment and Operational Data	16
5. Copel Mercado Livre	19
5.1 Financial Performance	19
5.2 Operational Performance	20
6. ESG Performance	21
6.1 Copel pioneers in ESG in the sector	21
6.2 Recent Highlights	21
6.3 Indicators	22
6.4 Ratings, Rankings, and Indexes	22
7. Other highlights	23
List oh Exhibits

RESULTS | 4Q22	1

1.Consolidated
Results

The following analyzes refer to the fourth quarter of 2022 and the year-to-date, compared to the same period in 2021.

1.1	EBITDA

Adjusted EBITDA (excluding non-recurring items) reached R$1,427.6 million in 4Q22, an amount 37.3% higher than the R$1,039.6 million recorded in 4Q21. This increase is mainly due to the better result of Copel GeT (increase of 48.3%), Copel Distribuição (+10.4%) and Compagas (increase of R$62.4 million), partially offset, mainly, by the performance of TPP Araucária, which did not register dispatches in the period, compared to 360 GWh dispatched in 4Q21. It should be noted that manageable costs, excluding provisions and reversals, decreased by 28.1%, in real terms when comparing periods.

The main factors that explain the result are:

(i)	the R$311.9 million improvement in the result from the purchase and sale of electricity (without considering TPP Araucária), essentially due to the more favorable hydrological scenario in 4Q22 (average GSF of 77.64%, against 67.71% in 4Q21) and the entry of the Vilas Wind Complex into the generation portfolio (asset acquired on November 30, 2021) positively impacting Copel GeT's performance;
(ii)	the better result for Compagas (EBITDA of R$97.1 million in 4Q22, against R$34.7 million in 4Q21), basically due to (a) the recovery of balance related to natural gas supply and transport contracts (graphic account)[1], (b) the best distribution margin due to the greater volume distributed in the captive market and the tariff adjustments applied in 2022; and (c) the effect of provisions for civil litigation realized in 4Q21;
(iii)	the increase of R$ 61.1 million in equity income, due to the higher remuneration on transmission assets of jointly-owned subsidiaries; and
(iv)	the 41.0% reduction in expenses with “personnel and management, after excluding the effect of R$125.7 million from the Voluntary Dismissal Program in 4Q21, explained mainly by the higher amount related to the performance bonus (PPD) and profit sharing and results (PLR) in the year 2021.

These events were partially offset, above all, by the reduction of R$752.2 million with “electricity sales to distributors” given the lack of dispatch from TPP Araucária in 4Q22 compared to 360 GWh dispatched in 4Q21, as a result of the improvement in hydrological conditions in 2022.

Adjusted Consolidated EBITDA

[1] Graphic account: regulatory tool in which the differences, positive or negative, related to the price of gas are registered and accumulated, between the prices contained in the supply tariffs applied to the monthly billing of consumers, for the provision of the distribution service, and those billed by the suppliers to the concessionaire, in accordance with the Supply Contracts. Source: AGEPAR Resolution n. 028 of 10/31/2022.

RESULTS | 4Q22	2

The non-recurring items that were neutralized for calculating the adjusted EBITDA are shown in the table below:

Adjusted EBITDA	4Q22	4Q21	Δ%	2022	2021	Δ%
EBITDA	902.1	942.9	(4.3)	4,217.2	6,528.6	(35.4)
(-)/+ Provision/Reversal of PDI indemnities	-	125.7	-	(8.9)	139.2	-
(-)/+ Fair value in the purchase and sale of energy	(36.9)	37.1	-	(32.7)	35.8	-
(-)/+ Provision for litigation	452.7	30.0	-	452.7	30.0	-
(-)/+ Impairment of generation assets and gas	109.7	(24.3)	-	151.9	(132.3)	-
(-)/+ Energy Overcontracting	-	(71.8)	-	-	(71.8)	-
(-)/+ GSF Reconciliation	-	-	-	-	(1,501.2)	-
(-)/+ Provision for allocation of PIS/Cofins credits and effects	-	-	-	752.4	-	-
(-)/+ Tariff flag account on MMGD and Adhesion to the REFIS/PR	-	-	-	(10.1)	-	-
'(-)/+ Sale of the Headquarters Building	-	-	-	-	(27.9)	-
Adjusted EBITDA	1,427.6	1,039.6	37.3	5,522.5	5,000.4	10.4
(-) / + Equity in earnings of subsidiaries	(148.5)	(126.2)	17.7	(478.6)	(366.3)	30.6
Adjusted EBITDA without earnings of subsidiaries	1,279.2	913.4	40.0	5,043.9	4,634.1	8.8

Note: Refers to Impairment of generation assets (NE 31.4) and includes Write-off of Parts (NE 31.6) and Services (NE 31.3) incurred in the maintenance of TPP Araucária turbines (Major Inspection).

We highlight the non-recurring items referring to (i) provisions and related disputes, mainly, the discussion in arbitration protected by secrecy and confidentiality, in the evidentiary instruction phase and liquidation of the sentence, which was already included as a contingent liability in the financial statements of the Copel; (ii) impairment of generation assets in the amount of R$109.7 million, resulting from the provision of R$144.5 million related to UEGA, partially offset by the reversal of R$34.8 million related to other Copel GeT assets ; and (iii) R$36.9 million referring to the fair value of the purchase and sale of energy (marked to market) by Copel Mercado Livre, amount determined by the difference between the contracted price and the future market price estimated by the Company.

Within the scope of transmission assets, it is worth mentioning that item 3.1.1 presents the regulatory accounting of the result for the purpose of verifying the IFRS (International Financial Reporting Standards) effect.

Considering the accumulated result for 2022, adjusted EBITDA reached R$5,522.5 million, an amount 10.4% higher than the R$5,000.4 million recorded in 2021, mainly justified by (i) the better performance of Copel GeT in the result in purchase and sale of electricity, essentially due to the more favorable hydrological scenario in 2022 (average GSF of 86.16%, against 76.82% in 2021) and the entry of the Vilas Wind Complex in the generation portfolio; (ii) the better result of Copel Distribuição, basically due to the record of lower manageable costs in 2022, essentially with personnel and management and the growth of 0.8% in the billed grid market, which excludes offset energy from Mini and Micro Distributed Generation – MMGD; and (iii) the better result of Compagas (adjusted EBITDA of R$265.0 million in 2022, against R$185.5 million in 2021), basically due to the recovery of the balance related to the contracts for the supply of natural gas and transport (graphic account), better distribution margin due to the greater volume distributed in the captive market and the tariff adjustments applied in 2022, and lower impact of provisions for litigation. These events were partially offset, mainly by the result of TPP Araucária, which recorded lower dispatch in the annual comparison (238 GWh in 2022, compared to 2,196 GWh in 2021).

1.2	Operating Revenue

Net operating revenue totaled R$5,626.7 million in 4Q22, a decrease of 14.7% compared to the R$6,593.7 million recorded in 4Q21. This result mainly reflects:

(i)	the reduction of R$752.2 million with electricity sales to distributors, mainly due to the lack of dispatch from TPP Araucária in 4Q22, compared to 360 GWh dispatched in 4Q21, a consequence of the improvement in hydrological conditions, and the lower result from the sale of electricity in the Spot Market (MCP) by the distributor;
(ii)	the R$139.8 million drop with electricity sales to final customers, mainly due to the 6.4% drop in the distributor's billed captive market, which excludes the offset energy from Mini and Micro Distributed Generation - MMGD, and the negative effect of 9.58% applied to the Energy Tariff (TE) component due to the last tariff readjustment;

RESULTS | 4Q22	3

(iii)	the decrease of R$134.1 million in revenue from use of the main distribution and transmission grid, mainly due to the lower remuneration of transmission assets, due to the lower IPCA in the period (IPCA of 1.63% in 4Q22 against 2.96% in 4Q21), the 2.4% reduction in the distributor's billed grid market and the distributor's revenue reduction account "Energy Development Account - CDE", intended to fund the CDE objectives set out in law and that, in order to maintain the neutrality of the sectorial charge, it constitutes a sectorial asset in the CVA; and
(iv)	the R$128.6 million drop in the result of sectorial financial assets and liabilities (CVA), as a result of the reduction in energy costs and other financial components.

These results were partially offset by:

(i)	the increase of R$141.2 million in revenue from distribution of piped gas, basically due to the higher volume distributed in the captive market and the tariff readjustments applied to consumers in February, May and August 2022, with an average cumulative effect of 78.3% in the gas portion; and
(ii)	the increase of R$52.6 million in the “other operating revenues” line, mainly due to (i) the higher fair value in the purchase and sale of electricity (marked-to-market) by Copel Mercado Livre, amount determined by the difference between the contracted price and the future market price estimated by the Company, and (ii) the increase in revenues from leasing and rentals by the distributor, with emphasis on the greater volume of sharing of posts/fixing points and the contractual readjustment by the General index of Market Prices - IGP-M.

In 2022, net operating revenue totaled R$21,927.7 million, a decrease of 8.6% compared to the R$23,984.3 million recorded in 2021, with emphasis on the following variations: (i) reduction of R$2,138.9 million (-35.3%) in revenue from electricity sales to distributors; (ii) decrease of R$593.9 million (-26.2%) in the result of sectorial financial assets and liabilities; and (iii) decrease of R$466.2 million (-8.8%) in revenue from use of the main distribution and transmission grid.

1.3	Operational Costs and Expenses

In 4Q22, operating costs and expenses totaled R$5,209.6 million, down R$13.8% compared to the R$6,046.9 million recorded in the same period of 2021, mainly due to:

(i)	the decrease of R$687.9 million in “materials and supplies for power electricity”, essentially due to the lack of dispatch from TPP Araucária in the last quarter;

RESULTS | 4Q22	4

(ii)	the reduction of 54.1% (-R$307.6 million) in expenses with “personnel and management”, mainly due to the lower provision related to the performance bonus (PPD) and profit sharing (PLR) and the reduction of 508 employees, basically through voluntary dismissal programs carried out in the period. Neutralizing the effects of provisions and reversals referring to the performance bonus (PPD) and profit sharing (PLR) and the reversal associated with the voluntary dismissal program (PDI), there is still a reduction of 11.3% in the quarterly comparison. Considering the accumulated inflation measured by the National Consumer Price Index - INPC, of 5.93% between 4Q21 and 4Q22, there was a reduction in real terms of 16.3%;

Personnel and Management	4Q22	4Q21	∆%	2022	2021	∆%
Personnel and management	261,364	568,930	(54.1)	1,026,862	1,550,857	(33.8)
(-) Profit sharing PLR and PPD	24,399	(121,089)	-	(42,008)	(367,423)	(88.6)
(-)/+ Provision/Reversal for indemnification for PDI	-	(125,713)	-	8,926	(139,232)	-
TOTAL	285,763	322,128	(11.3)	993,780	1,044,202	(4.8)

(iii)	the reduction of R$289.1 million in the cost of “electricity purchased for resale”, due to more favorable hydrological conditions for the period (average GSF of 77.64%, against 67.71% in 4Q21); and
(iv)	the decrease of R$240.3 million in the “charge of the main distribution and transmission grid” line, mainly justified by lower system service charges (ESS), due to the reduction in thermal dispatch in 4Q22.

These reductions were partially offset by: (i) growth of R$476.2 million in “provisions and reversals”, reflecting mainly the increase in the estimate of losses in civil actions related to discussions in arbitration protected by secrecy and confidentiality, in phase of probative instruction and liquidation of judgment, which was already included as a contingent liability in Copel's financial statements; (ii) the 62.7% increase in expenses with “natural gas and supplies for the gas business”, mainly due to the increase in sales volume to captive market consumers and the acquisition of natural gas at a higher cost due to exchange rate variations and oil prices; (iii) growth of R$45.7 million in the “other costs and expenses” line, mainly due to the greater financial compensation for the use of water resources due to the greater dispatch of hydroelectric plants (+R$26.3 million) and the recording of losses in the deactivation of assets, especially at the distributor; and (iv) an increase of R$19.1 million in “third-party services”, basically due to higher expenses with maintenance of facilities, communication and data processing and customer service.

Expenses with PMSO, excluding provisions and reversals, decreased by 23.9% in relation to the same period of the previous year. Considering the accumulated inflation measured by the National Consumer Price Index - INPC, of 5.93% between 4Q21 and 4Q22, there was a reduction of 28.1%, in real terms.

Manageable Costs	4Q22	4Q21	∆%	2022	2021	∆%
Personnel and management	261,364	568,930	(54.1)	1,026,862	1,550,857	(33.8)
Private pension and healthcare plans	65,844	64,127	2.7	266,181	248,773	7.0
Material	26,924	19,780	36.1	92,447	69,822	32.4
Third-party services	229,799	210,690	9.1	800,743	706,599	13.3
Other costs and expenses operating	162,790	117,080	39.0	534,494	(1,205,258)	-
TOTAL	746,721	980,607	(23.9)	2,720,727	1,370,793	98.5

Headcount Evolution

RESULTS | 4Q22	5

In 2022, total operating costs and expenses reached R$19,490.1 million, an amount 3.1% higher than the R$18,904.6 million recorded in 2021, highlighting: (i) the positive effect of R$1,570.5 million in the 2021 result recorded in the “other costs and expenses” line, referring to the renegotiation of the hydrological risk (GSF); and (ii) the negative effect of R$810.6 million related to the provision for the allocation of PIS and Cofins credits in 2022. Disregarding these effects, operating expense costs decreased by 8.8% year-on-year (R$18,679.5 million in 2022 from R$20,475.1 million in 2021), mainly reflecting (i) better hydrological conditions (GSF average of 86.16%, compared to 76.82% in 2021) impacting the 14.8% reduction with “electricity purchased for resale”; and (ii) reduction of 93.5% with “materials and supplies for power electricity” as a result of lower dispatch from the Araucária Thermoelectric Plant in 2022.

1.4	Equity in Earnings of Subsidiaries

The equity income from joint ventures and other Copel affiliates was 70% higher than that recorded in the same period of the previous year. In 4Q22, the amount was R$148.5 million, against R$87.3 million recorded in 4Q21, mainly due to the higher remuneration on transmission assets, justified by the periodic tariff review applied to contracts. More details can be seen in Exhibit I.

1.5	Financial Results

In 4Q22, the financial result was a negative R$270.0 million, against a negative R$207.2 million recorded in 4Q21, mainly reflecting the higher balance of loans and financing (R$12.5 billion vs. 8 billion in 4Q21) and higher interest rates in the period (CDI of 3.16% in 4Q22 compared to 1.84% in 4Q21). Financial income recorded growth of R$39.4 million (+18.4%), basically due to the higher income from financial investments (+R$46.3 million), basically due to the higher CDI, partially offset by the 38.0% drop in moratorium additions on energy bills.

Financial Results	4Q22	4Q21	∆%	2022	2021	∆%
Financial Revenues	252,849	213,479	18.4	1,032,837	932,049	10.8
Financial Expenses	(522,814)	(420,659)	24.3	(1,987,504)	(1,259,410)	57.8
Update of provision for allocation of PIS and Cofins credits	-	-	-	(1,011,370)	-	-
Total Financial Result	(269,965)	(207,180)	30.3%	(1,966,037)	(327,361)	-
Adjusted Financial Result (-) PIS and Cofins provision	(269,965)	(207,180)	30.3%	(954,667)	(327,361)	191.6

1.6	Consolidated Net Income

In 4Q22, Copel recorded net income of R$623.5 million against net income of R$396.2 million recorded in 4Q21. In addition to the items already mentioned, it is worth noting the increase of R$328.0 million in the item “income tax and social contribution on profit”, basically due to the deduction of amounts due to the payment of Interest on Own Capital (JCP). In 2022, reported net income was R$1.1 billion.

RESULTS | 4Q22	6

Considering non-recurring items, adjusted net income was R$1,031.4 million in 4Q22 against R$460.0 million in 4Q21, growth of 124.2%. In the year, the company recorded adjusted net income of R$2,751.7 million against R$2,793.8 million recorded in 2021.

The amounts above do not consider the effects of the accounting reclassification referring to the discontinued operation of Copel Telecom.

1.7	Debt

Copel's total consolidated debt amounted to R$12,454.2 million on December 31, 2022, a variation of 5.3% in relation to the amount recorded on December 31, 2021, of R$11,826.1 million.

At the end of 4Q22, the Company's gross debt represented 58.9% of consolidated shareholders' equity, which was R$21,142.6 million.

The following charts show the indebtedness of Copel and its subsidiaries at the end of December 2022.

Debt by Subsidiary

Adjusted Net Debt/EBITDA Adjusted

Debt Indexers

Average cost: 9.67%

Amortization - R$ million

RESULTS | 4Q22	7

Average term to maturity: 3.9 years

Weighted Average Cost and Average term to maturity

2. Investment

2.1 Investment Policy

In March 2021, the Board of Directors approved the Company's Investment Policy. Said Policy was the object of analysis and approval by the Investment and Innovation Committee, which was established by the new Bylaws of March 11, 2021, whose main purpose is to improve discipline in the allocation of capital, being an essential tool for the execution of strategic guidelines for sustainable growth, generation of value for shareholders and the perpetuity of our energy business.

The Policy establishes the criteria for the selection, prioritization, evaluation, approval and monitoring of investments. Among the various aspects, the Policy segregates investment opportunities in three groups that will be prioritized as follows:

(i)	Operating Investments: expansion of capacity and modernization of the assets of the Distribution, Transmission and Generation concessions, in addition to the continuity of existing businesses;
(ii)	Strategic Investments: acquisition and development of new assets with an emphasis on brownfield opportunities and that provide operational synergies to the Company. Portfolio review and divestments are included; and
(iii)	Investments in Innovation: where we highlight projects aimed at open innovation.

The Investment and Innovation Committee meets ordinarily once a month and extraordinarily whenever necessary, analyzing and issuing recommendations for the Company's investment proposals.

RESULTS | 4Q22	8

2.2 Investment Program

The Investment Programs follow their schedules in each development project and Copel Distribuição represents the largest expected investment value of the group and a relevant part is allocated to the Transformation Program (see item 4.2.4).

For 2022, the estimated amount allocated to the investment program was R$2,067.1 million and the realized amount was R$2,329.6 million. For 2023, the 233rd Ordinary Meeting of the Company's Board of Directors approved the forecast of R$2,182.3 million for the investment program, with Copel Distribuição contemplating the greater part of the forecast amount, whose objective is the permanent improvement of efficiency operational and cost reduction through the advancement of important projects, highlighting the continuity of the execution of the “Paraná Trifásico” and “Smart Grid” programs already started in 2021. These programs aim at renewing depreciated assets in rural areas, improving quality and agility in service, integration with smart cities and improved information via network sensing.

We highlight the amount of R$ 229.4 million realized in 2022 for the Jandaíra Wind Complex due to the entry into commercial operation of 100% of the enterprise in 2022.

Subsidiary / SPC	Carried 4Q22	Carried 2022	Scheduled 2023
Copel Distribuição [2]	484.1	1,848.1	1,878.9
Copel Geração e Transmissão	112.9	472.7	274.9
Generation	77.4	307.1	117.2
Jandaíra Wind Complex	41.7	229.4	7.0
Hydroelectric Power Plants	26.6	45.7	42.3
Wind Farms	2.0	21.2	45.9
Small Hydroelectric Plants	7.0	10.9	6.6
Transmission	15.3	48.9	103.7
Improvements/Reinforcement	14.7	47.8	100.2
TL Curitiba Leste-Blumenau	0.5	1.1	3.6
Other projects GeT [3]	20.2	116.6	54.0
Holding	3.9	6.2	5.0
Copel Comercialização	0.6	2.6	1.6
Copel Serviços	0.0	0.1	1.0
Other participations [4]	0.0	0.0	20.9
Total	601.4	2,329.6	2,182.3

[2] Includes the "Transformação" program comprising the Paraná Trifásico, Rede Elétrica Inteligente and Confiabilidade Total.

[3] Includes modernization of the GOC (Generation Operations Center), investments in substations/transmission lines and other projects.

[4] 3 Other Participations: includes Complexo Bandeirantes, SPE Voltália and Innovation Startup

RESULTS | 4Q22	9

3. Copel Geração (Consolidated Results)
3.1 Financial Performance

Copel GeT presented adjusted EBITDA, excluding non-recurring effects, of R$855.6 million in 4Q22, an increase of 48.3% compared to R$576.8 million in 4Q22.

This result mainly reflects the improvement of R$311.9 million in the result from the purchase and sale of electricity (excluding UEGA), essentially due to the more favorable hydrological scenario in 4Q22 (average GSF of 77.64%, against 67.71% in 4Q21), as well as:

(i)	increase of R$60.4 million in equity income due to higher remuneration on transmission assets of jointly-owned subsidiaries;
(ii)	decrease of 13.5% in manageable costs, excluding provisions and reversals, due to the reduction in personnel costs, due to lower provision for profit sharing (PLR), performance bonus (PPD) and indemnities with PDI;
Manageable Costs	4Q22	4Q21	Δ%	2022	2021	Δ%
Personnel and management	82,771	161,967	(48.9)	326,531	444,437	(26.5)
Private pension and healthcare plans	19,894	18,979	4.8	79,674	71,905	10.8
Material	4,726	3,631	30.2	17,903	13,716	30.5
Third-party services	73,453	90,563	(18.9)	240,635	235,553	2.2
Other costs and expenses operating[5]	109,706	60,644	80.9	291,279	174,627	66.8
TOTAL	290,550	335,784	(13.5)	956,022	940,238	1.7

[5] Does not consider the effect of the GSF reconciliation in 2021, the amount of R$1,560.9 million

Excluding the provision for profit sharing (PLR), performance bonus (PPD) and indemnities with PDI, we have a decrease in personnel costs of 17.2%. Considering the accumulated inflation measured by the National Consumer Price Index - INPC, of 5.93% between 4Q21 and 4Q22, personnel and administrator costs decreased by 21.9% in real terms.
Personnel and Management	4Q22	4Q21	Δ%	2022	2021	Δ%
Personnel and management	82,771	161,967	(48.9)	326,531	444,437	(26.5)
(-) Profit sharing PLR and PPD	(6,127)	(30,174)	(79.7)	(10,718)	(90,325)	(88.1)
(-/+) Provision/Reversal for indemnification for PDI	-	(39,191)	(100.0)	2,329	(39,649)	(105.9)
TOTAL	76,644	92,602	(17.2)	318,143	314,464	1.2

(iii)	reduction of R$17.1 million in third-party services, due to lower maintenance costs for installations and the electrical system;
(iv)	incorporation in the result of new projects, Wind Complex Vilas, SHP Bela Vista and Wind Complex Jandaíra.

RESULTS | 4Q22	10

Adjusted EBITDA	4Q22	4Q21	Δ%	2022	2021	Δ%
	745.9	561.9	32.7	3,298.5	4,826.6	(31.7)
'(-)/+ Impairment of generation assets	109.7	(24.3)	-	144.2	(147.9)	-
(-)/+ Provision/Reversal of PDI indemnities	-	39.2	-	2.3	39.6	(94.1)
(-)/+ GSF Reconciliation	-	-	-	-	(1,560.9)	-
(-)/+ PLR Supplement on GSF Reconciliation	-	-	-	-	16.4	-
(-)/+Reflections of the PIS/Cofins Provision	-	-	-	(16.7)	-	-
Adjusted EBITDA	855.6	576.8	48.3	3,428.3	3,173.8	8.0
(-)/+ Equity in Earnings of Subsidiaries	(145.9)	(85.5)	70.7	(470.6)	(356.4)	32.1
Adjusted EBITDA without equity	709.8	491.3	44.5	2,957.7	2,817.4	5.0
(-)/+ Revenue Adjustment TRA IFRS/Regulatory	(24.4)	(122.0)	(80.0)	(156.9)	(502.8)	(68.8)
Adjusted EBITDA for the Transmission IFRS effect	685.4	369.3	85.6	2,800.8	2,314.6	21.0

Note: Refers to Impairment of generation assets (NE 31.4) and includes Write-off of Parts (NE 31.6) and Services (NE 31.3) incurred in the maintenance of TPP Araucária turbines (Major Inspection).

This result was partially offset by:

(i)	the R$712.8 million reduction in the “electricity sales to distributors” line, due to the lack of dispatch from TPP Araucária in 4Q22, compared to 360 GWh in 4Q21. Consequence of the improvement of hydrological conditions in the recent period;
(ii)	the reduction of R$65.5 million in revenue from “use of the main transmission grid”, mainly due to the impact of inflation on the remuneration of transmission asset contracts (IPCA of 1.63% in 4Q22 compared to 2.96 % in 4Q21);
(iii)	increase in other costs and expenses, effect of higher costs with the payment of financial compensation for the use of water resources - CFURH (R$42.7 million in 4Q22 against R$18.1 million in 4Q21), and insurance (R$7.9 million in 4Q22 against R$6.2 million in 4Q21).

We highlight the non-recurring item referring to the impairment resulting from the provision related to UEGA in the amount of R$144.5 million, partially offset by the reversal of R$34.8 million referring to other assets of Copel GeT, with emphasis on HPP Baixo Iguaçu and HPP Colíder.

Within the scope of transmission assets, it is worth mentioning that item 3.1.1 presents the regulatory accounting of the result for the purpose of verifying the IFRS (International Financial Reporting Standards) effect.

In 4Q22, Copel GeT recorded net income of R$501.2 million, an increase of 96.1% compared to 4Q21. This result mainly reflects: (i) the EBITDA growth, due to the points presented above and (ii) the better result with income tax and social contribution due to the deduction of amounts due to the payment of Interest on Equity (JCP); (iii) partially offset by the increase in financial expenses, due to the higher amount financed and the increase in the CDI rate (3.16% in 4Q22 against 1.84% in 4Q21).

Main Indicators	4Q22	4Q21	Δ%	2022	2021	Δ%
Net Operating Revenue (R$ million)	1,233.7	2,099.3	(41.2)	5,039.7	7,551.4	(33.3)
Operating Costs and Expenses (R$ million)	(829.1)	(1,807.8)	(54.1)	(2,978.9)	(3,678.4)	(19.0)
Operating Income (R$ million)	391.1	241.0	62.3	1,906.8	3,791.1	(49.7)
Net Income (R$ million)	501.2	255.6	96.1	1,599.5	2,820.1	(43.3)
EBITDA (R$ million)	745.9	561.9	32.7	3,298.5	4,826.6	(31.7)
Operating Margin	31.7%	11.5%	176.2	37.8%	50.2%	(24.6)
Net Margin	40.6%	12.2%	233.7	31.7%	37.3%	(15.0)
EBITDA Margin	60.5%	26.8%	125.9	65.4%	63.9%	2.4
Investment Program (R$ million)	113.4	206.0	(45.0)	473.2	494.8	(4.4)

In 2022, Copel GeT recorded EBITDA of R$3,298.5 million, a decrease of 31.7% compared to 2021, impacted by the effect of the renegotiation of the hydrological risk (GSF) of R$1,560.9 million in 2021. Disregarding the non-recurring effects, EBITDA of R$3,428.3 million was recorded, growth of 8.0%. This result is explained, above all, by the improvement in the hydrological scenario, with the consequent lower dispatch volume of TPP Araucária, with the commercialization of 238 GWh in 2022 compared to 2,195 GWh in 2021, when CVU reached the value of R$ 2,553.20/MWh. In relation to net income in 2022, the amount of R$1,599.5 million was recorded, 43.3% lower than in 2021. This result is justified by: (i) negative financial result of R$624.6 million in 2022 , compared to a negative R$438.3 million recorded in 2021, due to the increase in debt charges; and (ii) due to the R$169.9 million increase in depreciation and amortization, mainly due to the adherence, in 2021, to the hydrological risk renegotiation (GSF).

RESULTS | 4Q22	11

3.1.1 IFRS effect in the Transmission segment

For the calculation, an adjustment was made considering the effects of the application of CPC47/IFRS15 in the corporate statements in the transmission segment.

IFRS effect in the Transmission segment	4Q22	4Q21	Δ%	2022	2021	Δ%
(A) IFRS revenue[1]	247.1	323.9	(23.7)	1,018.2	1,319.1	(22.8)
O&M revenue and effective interest	238.6	304.1	(21.5)	991.2	1,267.3	(21.8)
Revenue and build margin	17.8	53.9	(67.1)	116.1	239.4	(51.5)
Cost of construction	(9.2)	(34.2)	(72.9)	(89.1)	(187.7)	(52.5)

(B) Regulatory revenue[1]	222.7	201.9	10.3	861.3	816.3	5.5

(B-A) Revenue Adjustment TRA IFRS/Regulatory	(24.4)	(122.0)	(80.0)	(156.9)	(502.8)	(68.8)

(+/-) Effects on Equity in Earnings in the transmission companies[2]	(112.4)	(13.4)	-	(363.3)	(227.2)	59.9

IFRS effect in Transmission business	(136.8)	(135.4)	1.0	(520.2)	(730.0)	(28.7)

1 net of taxes and charges.

2 difference between IFRS and regulatory earnings of jointly-owned subsidiaries in the transmission segment, proportional to Copel GeT's interest in the projects.

RESULTS | 4Q22	12

3.2 Operacional Performance

Copel is present in 10 states, operating in the generation and transmission business.

In the Generation business, Copel GET operates a diversified park of hydroelectric, wind and thermal plants, totaling 6,966.6 MW of installed capacity and 3,228.9 average MW of assure energy, considering the updates made by Ordinance No. 709/2022/GM/MME, more details in “Other highlights”. The assure energy in force on 12/31/2022 is available in the 2022 Management’s Report. (including SPE's, participations and TPP Araucária). In the Transmission business, Copel owns a total grid of 9,685 Km of transmission lines and 51 basic grid substations, considering the affiliates.

For more information on generation and transmission operational data, see Exhibit IV.

3.2.1 Generation

Copel's generating portfolio is made up of 94% of renewable sources, such as hydro and wind power.

3.2.2 Hydro and Wind Generation

The power generation of Copel Geração e Transmissão S.A. and its wind farms in 2022 was 24,723 GWh, against 17,053 GWh in 2021. This growth is mainly due to the increase in hydro generation. Copel's wind farms suffered a reduction in generation, due to the effects of La Niña in the Northeast of the country in 2022. This reduction was offset by the acquisition of the Vilas Wind Complex by the company.

In 2022, Copel Geração e Transmissão (including energy from HPP Foz do Areia – FDA and SHP Bela Vista – BVE, but excluding TPP Araucária) sold 17,344 GWh of electricity, an increase of 0.1%. In 4Q22, Copel GeT sold 4,334 GWh, a decrease of 0.6%.

For wind farms, the total electricity sold in 2022 was 3,150 GWh, an increase of 34.6%, mainly influenced by the acquisition of the Vilas Wind Complex which, since December 2021, entered the generation portfolio of Company, and for the early entry into commercial operations at Jandaíra. In 4Q22, the volume reached 884 GWh, an increase of 33.8%.

RESULTS | 4Q22	13

Consolidated Generation Sales (GWh)

3.2.3 Thermal Generation

TPP Araucária

In 2022, UTE Araucária generated 238 GWh, compared to 2,195 GWh in 2021, due to the improvement in hydrological conditions in 2022. In this sense, in 4Q22 there was no dispatch from the plant.

TPP Figueira

After the modernization process, TPP Figueira entered into test operation on 04/25/2022, according to ANEEL Order Nº 1047/2022. Moving on to commercial operation on 12/07/2022, by ANEEL order Nº 2502/2022. Generated 4.7 GWh in the period.

GSF - Generation Scaling Factor

Source: CCEE

Average Monthly PLD (South Submarket) - R$/MWh

Source: CCEE

3.3 Transmission

Copel has more than 9,600 km of transmission lines in nine Brazilian states, considering its own assets and in partnership with other companies. In addition to building, maintaining and operating an extensive own energy transmission grid, Copel provides services to projects of other concessionaires with the quality of someone who has accumulated more than 60 years of experience in the sector. The Transmission projects are listed in Exhibit IV, including the projects of Copel Geração e Transmissão, SPCs Costa Oeste, Marumbi and Uirapuru Transmissora (100% Copel GeT), as well as the 7 SPCs in which Copel GeT has a stake.

RESULTS | 4Q22	14

3.3.1 RBSE Reprofiling

The Concession Agreement 060/2001 represents 37.7% of the annual permitted revenue (RAP) of Copel GET's transmission business, also considering its affiliates. Below, we describe the flow of receipt of the portion of revenue referring to the Basic Grid - Existing System (RBSE) for the next cycles. It is important to note that this flow may change in the future, as a result of the tariff review processes and/or review of parameters used to compose these revenues by the regulatory agent. The values referring to O&M from the 2022-2023 cycle are based on the value currently indicated in sub-module 9.1 of the Tariff Review Program (Proret).

Note:

Economic component: future values based on the 2022-2023 cycle (last ANEEL Resolution REH published)

Financial component: values published in REH 2847/21. Subject to review during the current cycle in view of the controversy in the methodology used to calculate these values by the regulatory agency.

RAP values up to the 2022/2023 cycle taken from the REH of each cycle, with reference to the cycle price (June of the year of publication) RAP values include RB and DIT assets

RESULTS | 4Q22	15

4. Copel Distribuição
4.1 Financial Performance

Copel Distribuição's EBITDA in 4Q22 was R$441.9 million, a result 10.3% higher than that recorded in 4Q21. This growth is mainly due to the reduction in manageable costs, especially the 54.9% reduction in personnel and management costs, a reflection of the company's Voluntary Dismissal Programs (PDI) and the reduction in profit sharing and results (PLR) and performance bonus (PPD) amounts; partially offset by the 2.4% reduction in the billed grid market. Excluding the non-recurring effects listed below, Copel Distribuição had an adjusted EBITDA growth of 10.4% in 4Q22 and 6.9% in 2022.

Adjusted EBITDA	4Q22	4Q21	∆%	2022	2021	∆%
EBITDA	441.9	400.8	10.3	938.8	1,573.6	(40.3)
(-)/+Tariff flag account on MMGD	-	-	-	(43.4)	-	-
(-)/+Reflections of the PIS/Cofins Provision	-	-	-	(38.7)	-	-
(-)/+Provision for allocation of PIS/Cofins Credits	-	-	-	810.6	-	-
(-)/+ Provision/Reversal of PDI indemnities	-	71.5	-	(4.2)	63.0	-
(-)/+PLR supplement on GSF Reconcilliation	-	-	-	-	49.3	-
(-)/+Adhesion to the Tax Installment Program - REFIS/PR	-	-	-	33.3	-	-
(-)/+ Energy Overcontracting	-		-	-		-
(-)/+Sale of the Headquarters Building	-	-	-	-	(27.9)	-
Adjusted EBITDA	441.9	400.4	10.4	1,696.4	1,586.3	6.9

Manageable costs, excluding provisions and reversals, decreased by 30.7% compared to 4Q21, even with the increase of: (i) 45.3% in other costs and operating expenses, due to losses in the deactivation of assets and the increase in expenses with rental of equipment and vehicles; (ii) 26.6% with third-party services, caused by the increase in expenses with maintenance of the electrical system and customer service and (iii) 60.2% costs with material, due to the increase in expenses with materials for the electrical system, fuel and vehicle parts.

Manageable Costs	4Q22	4Q21	∆%	2,022	2,021	∆%
Personnel and management	153,742	341,007	(54.9)	599,121	905,338	(33.8)
Private pension and healthcare plans	42,215	39,438	7.0	169,493	155,774	8.8
Materials	21,243	13,259	60.2	71,302	51,722	37.9
Third party services	143,126	113,059	26.6	505,407	450,752	12.1
Other operating costs and expenses	34,577	63,227	(45.3)	185,361	140,329	32.1
TOTAL	394,904	569,990	(30.7)	1,530,684	1,703,915	(10.2)

The personnel and management account, excluding the effects of provisions for profit sharing (PLR) and performance bonus (PPD), recorded a reduction of 9.7% in 4Q22 and 4.3% in the year.

Personnel and Management	4Q22	4Q21	∆%	2,022	2,021	∆%
Personnel and management	153,742	341,007	(54.9)	599,121	905,338	(33.8)
(-) Profit sharing (PLR) and PPD	(17,421)	79,959	(121.8)	28,076	241,043	(88.4)
(-) Reversal of indemnification for voluntary dismissal	-	71,492	(100.0)	(4,199)	63,013	(106.7)
TOTAL	171,164	189,556	(9.7)	575,244	601,282	(4.3)

Considering the accumulated inflation measured by the National Consumer Price Index - INPC, of 5.93% between December 2021 and December 2022, the personnel and management cost line registered a reduction in real terms of 14.8% in relation to the values registered in 4Q21, especially as a result of the reduction of 173 employees between periods.

The following table presents the main indicators of Copel Distribuição:

RESULTS | 4Q22	16

Main Indicators	4Q22	4Q21	∆%	2022	2021	∆%
Net Operating Revenue (R$ million)	3,587.4	4,049.6	(11.4)	13,903.3	14,836.4	(6.3)
Operating Costs and Expenses (R$ million)	(3,265.1)	(3,751.4)	(13.0)	(13,418.8)	(13,669.4)	(1.8)
Operating Income (R$ million)	259.8	279.1	(6.9)	(685.2)	1,233.5	-
Net Income (R$ million)	324.3	214.1	51.4	(229.8)	857.9	-
EBITDA (R$ million)	441.9	400.8	10.3	938.8	1,573.6	(40.3)
Operating Margin	0.1	0.1	5.1	-	0.1	-
Net Margin	0.1	0.1	71.0	-	0.1	-
EBITDA Margin	0.1	0.1	24.5	0.1	0.1	(36.3)
Investment Program (R$ million)	484.1	501.3	(3.4)	1,848.1	1,623.0	13.9

In 4Q22, we also highlight:

(i)	the 5.0% decrease in revenue from use of the main distribution grid, due to the 2.4% reduction in the billed grid market, partially offset by the average effect of a 16.5% increase in the tariffs of use of the distribution system (TUSD), given the company's tariff readjustment in June 2022. This revenue is also negatively affected by the increase of more than 50% in the sectorial charge "Energy Development Account - CDE" in 2022, intended to fund the CDE objectives set out in law and that, in order to maintain the neutrality of the sectorial charge for the distributor, it constitutes a sectorial asset in the CVA;
(ii)	the 14.7% reduction in revenue from electricity sales to final customers, due to the 6.4% reduction in the billed captive market and the average effect of a 9.58% reduction in the Energy Tariff (TE ) component in the company's tariff readjustment;
(iii)	the 67.0% decrease in revenue from electricity sales to distributors, mainly due to the reduction in revenue from the settlement of energy in the CCEE Spot Market, given a lower Settlement Price of Differences (PLD) in the period;
(iv)	the 30.4% reduction in costs with charges of main transmission grid, due to the reduction in System Services Charges (ESS), resulting from a more favorable hydrological scenario, partially offset by the increase in charges for using the main transmission grid;
(v)	the 8.4% reduction in the costs of electricity purchased for resale, due to the reduction in expenses with the purchase of energy from auctions and from Itaipu Binacional;
(vi)	the 21.6% decrease in income from sectorial financial assets and liabilities (CVA), due to the reduction in the constitution of financial assets, with the reduction in energy costs and other financial components;
(vii)	the 38.0% increase in other operating revenues, mainly due to the growth in revenue from leasing and rental of equipment and structures, especially from pole sharing agreements, due to the higher volume of poles/fixing points allocated and the contractual readjustment by the IGP-M, and
(viii)	the 54.6% increase in provisions, due to the increase in provisions for tax, civil and administrative litigation. The provision for bad debt (PCLD), excluding amounts from debt collect, remained at the same levels.

Copel Distribuição's net income in 4Q22 was R$324.3 million, an increase of 51.4% compared to 4Q21, as a result of the better operating performance and the increase of R$64.5 million in the "Income tax and social contribution on profit" line, as a result of the deduction of amounts due to the payment of Interest on Equity (JCP).

In the second quarter of 2022, amounts were provisioned for the allocation of PIS and Cofins credits, which negatively affected Copel Distribuição's results for the year, ending the year at negative R$229.8 million. Excluding this and other non-recurring effects, Copel presented an adjusted net income of R$949.6 million in 2022.

4.1.1 Regulatory Efficiency

Copel Distribuição recorded adjusted EBITDA of R$1,696.4 million in the last 12 months, an amount 11.5% above regulatory EBITDA, equivalent to an efficiency of R$175.5 million.

RESULTS | 4Q22	17

4.2 Operational Performance

4.2.1 Grid Market (TUSD)

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, showed a reduction in electricity consumption of 0.5% in 4Q22 and growth of 2.4% in 2022. The billed grid market, which considers the offset energy from Mini and Micro Distributed Generation (MMGD), registered a reduction of 2.4% in 4Q22 and an increase of 0.8% in the year.

4.2.2 Captive Market

Copel Distribuição's grid market, made up of the captive market, supply to concessionaires and licensees within the State of Paraná and all the free customers existing in its concession area, showed a reduction in electricity consumption of 0.5% in 4Q22 and growth of 2.4% in 2022. The billed grid market, which considers the offset energy from Mini and Micro Distributed Generation (MMGD), registered a reduction of 2.4% in 4Q22 and an increase of 0.8% in the year

More information about Grid Market and Captive Market in Notice to the Market – 02/23.

4.2.3 Concession Agreement

In December 2015, the Company signed the fifth amendment to the Public Service Concession Agreement for Electricity Distribution No. 46/1999 of Copel Distribuição SA, which extends the concession until July 7, 2045. Copel Distribuição complied with the conditioning requirements of economic-financial efficiency and quality for the inspection cycle of the initial 5 years. From the sixth year after the conclusion of the contract, failure to comply with the quality criteria for three consecutive years or the economic-financial management criteria for two consecutive years will result in the opening of the expiry process.

For the quality criterion of distribution service provision, ANEEL defined the limits of Equivalent Interruption Duration per Consumer Unit - DEC and Equivalent Interruption Frequency per Consumer Unit - FEC for the years 2021 to 2026. For DEC, the result calculated in 2022 was 7.98 hours, below the regulatory limit of 9.19 hours. For FEC, the result in the same period was 5.29 interruptions, below the regulatory limit of 6.80 interruptions.

The economic-financial management efficiency criterion will be measured by the calculation, each calendar year, according to ANEEL Normative Resolution No. 896/2020, by the following inequation:

RESULTS | 4Q22	18

4.2.4 Investment and Operational Data

Transformation Program (Programa Transformação)

The Transformation Program is a broad investment plan with the objective of modernizing, automating and renovating the distribution grid and private communication grid with standardized technologies to service automation equipment. Among the expected benefits are the strengthening of rural grid to reduce disconnections and guarantee support for the growth of agribusiness in the State of Paraná, the reduction of costs with O&M and commercial services and improvement in the control of DEC and FEC indicators. The program is composed of 3 pillar projects to achieve the objectives:

•	Paraná Tri-phase: represents the improvement and renewal of rural distribution grid in the Company's concession area, with the implementation of a three-phase grid and creation of redundancy in the main rural branches. By the end of December 2022, 160,000 rural customers had already benefited, along 10,506 km of grid.
•	Smart Grid: implement a private communication grid with standardized technology to service all automation equipment in the distribution grid and advanced metering infrastructure. By the end of 2022, 432,000 smart meters had been installed. In phase 1 of the program, advances were identified for our operation, with the reduction of man-hours and kilometers traveled, less non-technical losses, improvement in quality and reduction of DEC/FEC reimbursements, with estimated benefits in the order of R$49 million/year.
•	Total Reliability: aims to ensure modernity in the operations of the energy grid based on the following premises: maintain full communication between teams and the availability of equipment on the grid, implement automation in special equipment, maintain the entire municipality of the concession with a substation or special key and expand the grid circuits and Self Healing. By the end of 2022, the project had completed 74.15% of the planned schedule.

Copel Distribuição's Transformation Program covers the construction of approximately 25 thousand km of new grid, 15 thousand new automated points and the implementation of smart grid technology in the state of Paraná.

Compact and Protected Grid - Copel Distribuição S.A. has been implementing compact grid predominantly in urban areas with a high degree of afforestation in the vicinity of distribution grid and protected grid exclusively in rural areas. Compact grid avoids cutting and pruning trees and improves the quality of supply, as it reduces the number of disconnections. Protected grid also improves the quality and reliability of the system as it avoids interruptions due to contact with vegetation or other objects and bad weather. At the end of 2022, the extension of compact and protected grid installed was 22,366 km, compared to 18,065 km in 2021, an increase of 4,301 km, or 23.8%, in twelve months.

Isolated Secondary Grid- Copel Distribuição also invests in isolated low voltage secondary grid (127/220V), which have significant advantages over the conventional overhead grid, such as: improving the indicators Duração Equivalente de Interrupção por Unidade Consumidora - DEC (Equivalent Duration of Interruption per Consumer Unit) and e Frequência Equivalente de Interrupção por Unidade Consumidora – FEC (Equivalent Frequency of Interruption by Consumer Unit), hinder energy theft, improve environmental conditions, reduce pruning areas, increase safety, reduce voltage drop across the grid and increase the life of transformers by reducing the number short circuits in the network, among others. At the end of 2022, the extension of isolated secondary distribution grid installed was 21,896 km, compared to 20.885 km in 2021, an increase of 1,011 km, or 4.8%, in twelve months.

Losses

Energy losses refer to the generated electrical energy that passes through transmission lines and distribution grid, but which is not commercialized, either for technical or commercial reasons. Distribution losses can be defined as the difference between the electricity purchased by distributors and that billed to their consumers, being classified as technical and non-technical.

Technical Losses are inherent to the activity of electrical energy distribution, as part of the energy is dissipated in the process of transport, voltage transformation and measurement as a result of the laws of physics. Historically, the Company's Technical Losses have maintained percentages close to or below the regulatory target. At the end of 2022, Technical Losses were 2,017 GWh, compared to 2,011 GWh in 2021.

RESULTS | 4Q22	19

On the other hand, Non-Technical Losses, calculated by the difference between total losses and technical losses, originate mainly from theft (clandestine connection, direct diversion from the grid), fraud (tampering the meter or deviations), reading, measurement and billing errors. These losses are largely associated with the concessionaire's management and the socioeconomic characteristics of the concession areas. The Company's indicator has remained below regulatory targets in the last 5 years, a reflection of the improvement of techniques to combat losses from the development of data analysis technologies, process automation and exclusivity of the field team for inspections, allowing an increase in productivity and assertiveness in the return of Non-Technical Losses. At the end of 2022, Non-Technical Losses were 684 GWh, compared to 649 GWh in 2021.

It should be noted that the targets established for the tariff reasonableness of Non-Technical Losses take into account the level of complexity of the distributor's concession area and, according to ANEEL Report 01/2021 on Electricity Losses in Distribution, the complexity index of the concession of the Copel Distribuição is one of the smallest compared to other concessionaires in Brazil.

At the end of 2022, total losses were 2,701 GWh, compared to 2,660 GWh in 2021. In terms of classification, Total Losses comprised 75% of Technical Losses and 25% of Non-Technical Losses.

RESULTS | 4Q22	20

5.Copel Mercado Livre
5.1 Financial Performance

Adjusted EBITDA	4Q22	4Q21	∆%	2022	2021	∆%
EBITDA	62.1	(12.1)	-	124.0	58.2	113.0
(-)/+ PLR supplement on GSF Reconciliation	-	-	-	-	0.5	-
(-)/+ Fair value in the purchase and sales of energy	(36.9)	37.1	-	(32.7)	35.8	-
(-)/+ Provision/Reversal of PDI indemnities	-	2.8	-	(0.3)	2.8	-
(-)/+Reflections of the PIS/Cofins Provision	-	-	-	(0.7)	-	-
Adjusted EBITDA	25.2	27.8	(9.4)	90.3	97.3	(7.2)

In 4Q22, Copel Mercado Livre recorded an adjusted EBITDA of R$25.2 million, an amount 9.4% lower than the R$27.8 million recorded in 4Q21, mainly reflecting the lower margins in electricity sales in 4Q22, also impacting the 7.2% reduction in adjusted EBITDA accumulated in 2022.

The main adjustment in the periods was the fair value (marked-to-market) of energy purchase and sale contracts - amount determined by the difference between the contracted price and the future market price estimated by the Company.

Manageable costs decreased by 43.4% in 4Q22 compared to 4Q21, mainly due to (i) a 54.6% reduction in “personnel and management” due to the reduction in provisions for profit sharing and/or results and reversal of the performance bonus; (ii) the 26.9% reduction in “third-party services” due to the lower cost of specialized services for project preparation; and (iii) a 9.5% drop in “other operating costs and expenses” due to the reduction in leases, rents and the cost of computer equipment and software.

Manageable Costs	4Q22	4Q21	∆%	2022	2021	∆%
Personnel and management	3,471	7,641	(54.6)	12,712	18,568	(31.5)
Private pension and healthcare plans	458	398	15.1	1,787	1,547	15.5
Material	17	3	-	53	17	-
Third-party services	479	655	(26.9)	2,665	2,925	(8.9)
Other costs and expenses operating	1,326	1,465	(9.5)	4,989	3,756	32.8
TOTAL	5,752	10,161	(43.4)	22,206	26,813	(17.2)

Excluding the effects of profit sharing (PLR) and performance bonuses, the personal account and managers recorded a decrease of 1.2% compared to the amounts recorded in 4Q21, reflecting the restructuring resulting from the adhesions to the Incentivized Retirement Program - PDI started in 2021 and concluded in 2022.

Pessoal and Management	4Q22	4Q21	∆% 2022	2021	∆%
Personnel and management	3,471	7,641	(54.6) 12,712	18,568	(31.5)
(-) Profit sharing PLR and PPD	192	(1,089)	- (222)	(3,374)	(93.4)
(-/+) Provision/Reversal for indemnification for PDI	-	(2,843)	- 311	(2,843)	-
TOTAL	3,664	3,709	(1.2) 12,800	12,351	3.6

Net income in 4Q22 was R$49.9 million, a substantial increase compared to R$785 thousand in 4Q21. In the accumulated result for the year, Copel Mercado Livre's net income was R$108.4 million, more than twice the R$53.7 million recorded in 2021. This result is due to the increase in the mark-to-market recorded in revenue in 2022 and the increase of R$ 18.4 million in financial result, especially due to financial investments. As a result, the EBITDA Margin for the year increased from 1.3% in 2021 to 2.5% in 2022, an increase of 95.7%.

Main Indicators	4Q22	4Q21	∆%	2022	2021	∆%
Net Operating Revenue (R$ million)	1,279.3	1,251.4	2.2	4,938.4	4,536.4	8.9
Operating Costs and Expenses (R$ million)	(1,217.4)	(1,263.6)	(3.7)	(4,814.7)	(4,478.4)	7.5
Operating Income (R$ million)	71.1	(8.4)	-	156.0	71.9	117.0
Net Income (R$ million)	49.9	0.8	-	108.4	53.7	101.7
EBITDA (R$ million)	62.1	(12.1)	-	124.0	58.2	113.0
Operating Margin	5.6%	-	-	3.2%	1.6%	99.3
Net Margin	3.9%	0.1%	-	2.2%	1.2%	85.3
EBITDA Margin	4.9%	-	-	2.5%	1.3%	95.7
Investment Program (R$ million)	0.6	-	-	1.3	0.7	85.7

RESULTS | 4Q22	21

5.2    Operational Performance

Copel was a pioneer in creating an energy trader and the first to sell electricity to free customers, when this category was created in the country, in 1995. Copel Mercado Livre, created in 2016, is already the largest in the country in terms of electricity volume traded in the free contracting environment (ACL), offering more savings and tranquility to customers from all regions of Brazil.

For a long time known as Copel Energia, Copel Mercado Livre is responsible for selling electricity and providing services in the ACL. In December 2022, the Company registered 1,683 clients/contracts, an increase of 2.8% in relation to the same period of the previous year. The amount of electricity sold reached 6,209 GWh sold in 4Q22, an increase of 3.1% compared to 4Q21. The chart below shows the evolution of Copel Mercado Livre in terms of quantity of GWh sold and number of final consumers. For more information, consult the Notice to the Market 02/23.

RESULTS | 4Q22	22

6. ESG Performance
6.1 Copel pioneers in ESG in the sector

Copel was the first company in the industry to produce an Environmental Impact Report for a generation project, and the first energy company in Brazil to become a signatory of the UN Global Compact in 2000. The Company promotes actions to disseminate the UN’s Agenda 2030 and implement the SDGs of the electricity sector. In 2020/2021, Copel participated in the Global Compact Program “SDG Ambition”. Copel joined the “Pact on Water and Energy Resilience” Commitment and received the Federal Government’s Pro Gender and Race Equality Seal. The Company received the Pró-Ética Seal, 2018-2019 and 2020-2021 editions, granted by the Brazillian Comptroller General (CGU) and Instituto ETHOS, for the voluntary adoption of integrity measures, for public recognition of the commitment to implement measures aimed at prevention, detection, and remediation of acts of corruption and fraud.

6.2 Recent Highlights

▪	ESG Goals: In continuity with the Carbon Neutrality Plan approved in March 2021, the Company's Board of Directors approved, at a meeting held on November 4, 2022, the strategies, indicators and goals that will be the basis for the construction of the planning , organization of work teams and the development of actions for Copel for the coming years. The list of ESG indicators to be measured and monitored by the Company was also approved, with the objective of providing relevant and timely information to Copel's stakeholders. Monitoring the goals and action plan will be part of the scope of work of the Statutory Sustainable Development Committee. More information on Copel's Sustainability Portal.
▪	ISE B3: Copel was ranked 14th in the Ranking of companies listed on B3’s Corporate Sustainability Index (ISE B3);
▪	Copel signed in May 2022 the Letter of Commitment to the Adoption and Implementation of Metrics of Stakeholder Capitalism.

Environmental

▪	The Company has a Copel 2030 Neutrality Plan, approved by the Board of Directors: focusing on science-based goals (SBTi), to neutralize Greenhouse Gas (GHG) Emissions for the assets controlled by Copel (according to the concept defined in the GHG Protocol methodology) until 2030.
▪	Climate Change Management: maintained Concept B of the Carbon Disclosure Project (CDP), one of the main initiatives of the financial sector to reduce greenhouse gas emissions from companies.
▪	It is part of the portfolio of B3’s Carbon Efficient Index (ICO2 B3) – 2021
▪	Joined the Pact on Water and Energy Resilience. Net Zero Ambition Movement – On April 13, 2022, Copel joined the Net Zero Ambition Movement. The movement is part of the strategies developed by the Global Compact so that large companies together can promote actions that result in the reduction of 2Gton CO2e by 2030.

Social

▪	Actions and Programs – Solidary Selective Collection; Grow Energy Program; Electricity Citizenship; Good Neighborhood Program; Diversity Commission; Human Rights; EducaODS; Illuminating Generations; More than Energy, among others.

Governance

▪	It has Statutory Advisory Committees to the Board of Directors: Statutory Audit Committee -CAE; Statutory Sustainable Development Committee -CDS, Investment and Innovation Committee -CII and Minority Shareholders Committee -CDM;
▪	The Board of Directors is made up mostly of independent members;
▪	The number of CAD members elected by non-controlling shareholders increased to 3;

RESULTS | 4Q22	23

▪	The Statutory Audit Committee -CAE is made up of independent members, one of whom is an external member;
▪	Establishment of variable remuneration with ESG targets –2022: 10% of PPD;
▪	Achievement of the Pro-Ethics Seal 2020-2021 granted by CGU and Instituto ETHOS –2021; and
▪	Listed under B3 Governance Level 2.

Priority SDG of the Brazilian Electricity Sector

6.3 Indicators

The indicators may change due to the assurance of the independent external audit.

6.4 Ratings, Rankings, and Indexes

Index	Ranking	Reference Year:
	14th position	2022
S&P Global	CSA Score 68	2022
CARBON DISCLOSURE PROGRAM (CDP)	Classification B	2022
		2023
		2023
	Low Risk	2023
	A	2023

RESULTS | 4Q22	24

7. Other highlights

Transformation into Corporation

According to Material Fact 06/22 of November 21, 2022, the State of Paraná, the Company's controlling shareholder, expressed its intention to transform Copel into a company with dispersed capital and no controlling shareholder (Corporation), through a public offering of secondary distribution of common shares and/or share deposit certificates (units) issued by the Company.

On December 21, 2022, the Company's Board of Directors approved the carrying out of a study to enable the full renewal of the Concessions of the Hydroelectric Power Plants Governor Bento Munhoz da Rocha Netto (“Foz do Areia”), Governor Ney Braga (“Segredo”) and Governor José Richa (“Salto Caxias”) for 30 years and analyze fundraising alternatives for the payment of the respective granting bonuses, including a possible public offering of primary distribution of shares and/or Units of its issuance (Material Fact 07/22). Considering the efforts for a possible primary offering, the controlling shareholder asked Copel to hire strategic advisors to carry out the offering in a single way, being assured to Copel full reimbursement of the costs and expenses incurred in said hiring, proportionally to the potential economic benefit to be earned from the capital market operation (Material Fact 10/22).

As per Notice to the Market 01/23 of January 31, 2023, the company informed the approval by the Board of Directors of the hiring of specialized advisory services that will work on the structuring of a possible public offer for the distribution of shares and/or certificates of deposit of shares (Units) for the transformation of Copel into a Corporation; (ii) the continuation of studies to change the Company's corporate structure and full renewal of the main hydroelectric power plant concessions. The evaluation and due diligence work between Copel and advisors began in March/2023.

Available Cash Flow and Dividends

Available Cash Flow is defined in the Dividend Policy as: FCD = Cash generated by Operating activities, less net cash used by investing activities, as follows: (a) Cash Generated by Operating Activities: cash generated by operating activities in the fiscal year, before taxes, contributions (IRCS) and financial charges; (b) Net cash used by Investment activities: amount invested in the fiscal year in non-current assets. The Table below shows the calculation of the FCD for the 2022:

Payment of Dividends

On October 19, 2022, the Company's Board of Directors decided to submit for approval at the Extraordinary Shareholders' Meeting (AGE), the distribution of dividends in the form of Interest on Equity (JCP) in the gross amount of R$970,000,000.00 (nine hundred and seventy million reais), with payment to be made in 2 (two) installments: a) R$600,000,000.00 (six hundred million reais) on 11.30.2022 and b) R$370,000,000.00 (three hundred and seventy million reais) on a date to be set by the Annual Shareholders' Meeting (AGO) in 2023. The AGE for approval of the proceeds is scheduled for November 21, 2022. For more information, see the Proposta da Administração.

Copel Day 2022

On November 22, 2022, Copel held the Copel Day event to present the 2030 Strategic Planning. The fundamentals and pillars supported by the decarbonization of the current portfolio, integration with businesses scale the and the discipline of capital allocation with compatible returns were highlighted with the risks of projects, portfolios, investments and strategic options. This journey has the vision of positioning the Company among the largest integrated energy companies in Brazil in terms of market value, with sustainable development. For more information, see the event at this link.

RESULTS | 4Q22	25

COMPAGAS renewal

COMPAGAS signed with the Government of the State of Paraná, on December 27, 2022, an agreement that renews for 30 (thirty) years the concession referring to the exploitation of the distribution of piped gas public service, with exclusive distribution in the State of Paraná and other related activities. The main issues present in the renewal of the concession are: Adoption of the “price-cap” regulatory model, replacing the current model of the “cost plus” type; Remuneration based on the weighted average cost of capital (WACC); Initial Net Regulatory Remuneration Base (BRRL) of R$647.8 million (includes assets not amortized in the current concession on the base date 12/31/2021 and the granting bonus, offset against regulatory liabilities), plus investments and amortizations carried out between 01.01.2022 and 07.06.2024, restated by the IPCA and remunerated at the initial WACC rate of 9.125% p.a.; Grant Bonus of R$508.0 million in favor of the State of Paraná; Total estimated Capex of R$ 2.5 billion to be carried out over 30 (thirty) years; Tariff adjustment based on IPCA variations; Indicative plan includes interiorization in the 10 (ten) mesoregions of the State of Paraná; Expiration of the concession on 07/06/2054.

Divestment in UEGA

On November 4, 2022, the CAD approved further studies for a potential divestment of the Copel group's equity interest in UEG Araucária S.A. “UEGA”. These studies are part of the decarbonization process of the Copel group's generation matrix and are in line with Copel's Corporate Strategic Planning – 2030 Vision, strengthening the pillars for the perpetuity and sustainable growth of the business. On December 22, 2022, Copel and the partner Petróleos Brasileiros S.A. (“Petrobras”) disclosed the intention of joint sale, through a competitive procedure, and started the opportunity disclosure stage (teaser) referring to the sale of all shares in the company UEG Araucária S.A. (“UEGA”), in which Copel's direct and indirect stake is 81.2% in the total and voting capital of the company and Petrobras holds 18.8% of the remaining stake. On February 8, 2023, Copel announced the start of the non-binding proposal phase for the sale of UEGA.

Review of Assured Energy for plants participating in the MRE

The Ministry of Mines and Energy - MME published Ordinance No. 709/2022/GM/MME which approves the methodology, criteria, assumptions and settings for the Ordinary Review of assured Energy of Hydroelectric Power Plants - UHEs centrally dispatched in the Interconnected System National – SIN, effective from January 1, 2023. Considering that the plants in question are part of the MRE (Energy Reallocation Mechanism), its result stems from the joint performance of all the plants belonging to this mechanism in a proportional manner to the participation of each agent in this system. In view of the final data disclosed in the Ordinance, combined with the reduction of the Assured Energy of Eletrobras' plants (Law 14,182/2021) and effective from January 2023, it is estimated that there will be neutrality of the energy allocated to the Company per year, considering if the generation of the MRE adjusted for the impact of the expected GSF.

Below are listed the hydroelectric plants of Copel's subsidiaries and affiliates whose physical guarantee amounts were revised by the said Ordinance:

HPP	Partners/Partners	Previous Assured Power (average MW)	Current Assured Power (average MW)	Concession end date
Segredo	Copel GeT	578.5	558.3	09/25/2032
Salto Caxias	Copel GeT	605.6	575.4	03/20/2033
Capivari Cachoeira (GPS)	Copel GeT	109	103.6	01/03/2053
Foz do Areia (FDA)	Copel GeT - 100%	604.3	575.3	12/21/2024
Mauá (Consórcio Energético Cruzeiro do Sul)	Copel GeT - 51% Eletrosul - 49%	197,7	188.5	05/27/2047
Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,02% Statkraft - 2,12%	75.9	72.5	09/21/2037
Fundão (Elejor)	COPEL - 70% Paineiras Part. - 30%	63.8	62.1	06/11/2040
Santa Clara (Elejor)		69.2	66	06/11/2040

Completion of the Acquisition of the Aventura and Santa Rosa & Mundo Novo Wind Farm Complexes

On October 6, 2022, the Company announced to the market that its wholly-owned subsidiary, Copel Geração e Transmissão (“Copel GeT”), entered into an agreement for the acquisition of 100% of the Wind Farm Complexes Santa Rosa & Mundo Novo (SRMN) and Aventura ( “Wind Farm Complexes”), totaling 260.4 MW of installed capacity (“Operation”). After fulfilling the conditions precedent, on January 30, 2023, Copel GeT concluded the acquisition of the Wind Farm Complexes, in the restated value (Enterprise Value) of R$ 1,760.6 million. The acquisition is part of the Company's strategy for growth in renewable energy, expands the diversification of the generation portfolio and adheres to its Investment Policy. The venture integrates the generation portfolio from 2023 onwards.

RESULTS | 4Q22	26

Copel GeT inaugurated new COGT facility

On December 20, 2022, Copel inaugurated the new facilities of the Company's Generation and Transmission Operation Center (COGT), in Curitiba (PR). The teams that work at COGT are responsible for remote and centralized command, full time, of the company's power plants, substations and thousands of km of power transmission lines.

Copel inaugurated an electrostation with ultra-fast recharging

Copel started operating its first ultra-fast charger in Curitiba. With the new structures, the capital of Paraná is the city best served by charging stations in Brazil. New charging stations are being installed in the State and their implementation increases the number of electric vehicular chargers made available by Copel from 23 to 32, throughout Paraná. The current structure guarantees a network of 1,246 kilometers that can be covered by electric vehicles, with charging points available. The electroway project was encouraged by the Copel Volt open innovation program.

Copel GeT launches public call for R&D projects in the area of green hydrogen

Copel GeT launched a public call for proposals for Research and Development (R&D) projects for new technologies related to the production of low-carbon hydrogen from biomass, biofuels and other organic residues. Up to R$7.6 million will be allocated to the contemplated projects. Proponents must submit projects that fit into at least one of the four lines of research defined in the public notice: development of methodology for the production of low-carbon hydrogen, search for innovative solutions for logistics and distribution, for storage and for new applications and use of low-carbon hydrogen.

Energy efficiency program started new public call

Projects aimed at exchanging equipment with a view to saving energy can be enrolled in a new public call opened by Copel to finance energy efficiency actions. In all, R$30 million are available for the exchange of light bulbs, appliances, industrial machinery and other electricity-powered equipment, provided that they replace similar old ones, bringing efficiency gains in electricity consumption. Once the possibilities for making consumption more efficient have been exhausted, projects for the installation of solar systems for self-generation may also be entered in the call. The funds come from the Energy Efficiency Program – PEE regulated by Aneel.

Copel upgrades from “BBB” to “A” in the MSCI ESG Rating

MSCI ESG Ratings, an important global reference index for investors, carried out a reclassification of Copel's rating in December 2022, from “BBB” to “A”. For the upgrade, MSCI considered improvements in governance, especially in its workforce management and strong employee engagement. In addition, he emphasized the new acquisitions of wind generation projects, which further improves the Company's renewable generation portfolio.

Copel Distribuição wins ANEEL Ombudsman Award

The award is given to distributors that have the best performance in dealing with complaints registered by customers, in addition to the best service structure. In six editions of the award created by the National Electric Energy Agency (Aneel), this was Copel's third victory, which has won second place three times in the evaluation. The result was released on March 15, 2023, World Consumer Day. ANEEL takes into account nine criteria to recognize the best ombudsmen. Four of them are related to the treatment of complaints: the time for this treatment, the origin of the complaints, the clarity of the information provided and the speed in responding to the consumer.

Copel held meetings with Abrate and Abrage executives

Copel GeT held meetings related to the Promoting Agenda for Strengthening Institutional Relations project, with the presence of representatives of the Brazilian Association of Electricity Generating Companies (Abrage) and the Brazilian Association of Electricity Transmission Companies (Abrate), on the days December 7th and 12th. The purpose of the meetings was to present the company's position regarding the main themes that permeate the discussions led by these associations in the Brazilian Electricity Sector, among them the impacts of the pandemic on the schedules for the execution of transmission works, the centralized settlement of User Charges of the Transmission System, the need to define clear guidelines for electricity transmission concessions at the end of the contract – clarity and predictability in establishing guidelines and other matters that impact on the transmission companies' revenue.

RESULTS | 4Q22	27

Disclaimer

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Investor Relations ri@copel.com Phone: +55 (41) 3331-4011

RESULTS | 4Q22	28

Exhibit I - CONSOLIDATED RESULTS > INCOME STATEMENT
R$ '000
Income Statement	4Q22	4Q21	Δ%	2022	2021	Δ%
OPERATING REVENUES	5,626,684	6,593,694	(14.7)	21,927,721	23,984,287	(8.6)
Electricity sales to final customers	1,763,100	1,902,861	(7.3)	7,510,037	7,237,677	3.8
Electricity sales to distributors	981,530	1,733,764	(43.4)	3,912,917	6,051,854	(35.3)
Use of the main distribution and transmission grid	1,296,436	1,430,490	(9.4)	4,828,841	5,295,074	(8.8)
Construction revenue	575,325	568,443	1.2	2,176,158	1,951,559	11.5
Fair value of assets from the indemnity for the concession	32,065	45,054	(28.8)	89,941	142,642	(36.9)
Distribution of piped gas	349,467	208,315	67.8	1,259,496	712,267	76.8
Result of Sectorial financial assets and liabilities	467,880	596,444	(21.6)	1,676,936	2,270,859	(26.2)
Other operating revenues	160,881	108,323	48.5	473,395	322,355	46.9
OPERATING COSTS AND EXPENSES	(5,209,649)	(6,046,861)	(13.8)	(19,490,062)	(18,904,563)	3.1
Electricity purchased for resale	(2,072,787)	(2,361,846)	(12.2)	(8,096,910)	(9,503,743)	(14.8)
Charge of the main distribution and transmission grid	(638,567)	(878,835)	(27.3)	(2,520,527)	(2,501,641)	0.8
Personnel and management	(261,364)	(568,930)	(54.1)	(1,026,862)	(1,550,857)	(33.8)
Pension and healthcare plans	(65,844)	(64,127)	2.7	(266,181)	(248,773)	7.0
Materials and supplies	(26,924)	(19,779)	36.1	(92,447)	(69,822)	32.4
Materials and supplies for power eletricity	(10,642)	(698,498)	(98.5)	(120,409)	(1,854,948)	(93.5)
Natural gas and supplies for the gas business	(237,592)	(145,996)	62.7	(939,516)	(506,065)	85.7
Third-party services	(229,799)	(210,690)	9.1	(800,743)	(706,599)	13.3
Depreciation and amortization	(336,603)	(308,742)	9.0	(1,300,982)	(1,082,539)	20.2
Provisions and reversals	(599,871)	(142,100)	322.1	(831,216)	(184,990)	349.3
Construction cost	(566,866)	(548,672)	3.3	(2,149,212)	(1,899,844)	13.1
Other cost and expenses	(162,790)	(98,646)	65.0	(534,494)	1,205,258	-
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	-	(810,563)	-	-
EQUITY IN EARNINGS OF SUBSIDIARIES	148,461	87,348	70.0	478,577	366,314	30.6
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	565,496	634,181	(10.8)	2,916,236	5,446,038	(46.5)
FINANCIAL RESULTS	(269,965)	(207,180)	30.3	(1,966,037)	(327,361)	500.6
Financial income	252,849	213,479	18.4	1,032,837	932,049	10.8
Financial expenses	(522,814)	(420,656)	24.3	(1,987,504)	(1,259,410)	57.8
Update of provision for allocation of Pis and Cofins credits	-	-	-	(1,011,370)	-	-
OPERATIONAL EXPENSES/ INCOME	295,531	427,001	(30.8)	950,199	5,118,677	(81.4)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	327,974	(30,830)	-	199,122	(1,259,632)	-
Income tax and social contribution on profit	160,808	(18,750)	-	(429,266)	(469,226)	(8.5)
Deferred income tax and social contribution on profit	167,166	(12,080)	-	628,388	(790,406)	-
NET PROFIT continued operations	623,505	396,171	57.4	1,149,321	3,859,045	(70.2)
NET PROFIT discontinued operations	-	-	-	-	1,189,557	(100.0)
NET PROFIT	623,505	396,171	57.4	1,149,321	5,048,602	(77.2)
Attributed to shareholders of the parent company - continuous operations	621,277	387,638	60.3	1,112,007	3,767,197	(70.5)
Attributed to the controlling company's shareholders - discontinued operations	-	-	-	-	1,185,376	(100.0)
Attributed to non-controlling shareholders	2,232	8,534	(73.8)	37,314	96,029	(61.1)
EBITDA	902,099	942,923	(4.3)	4,217,218	6,528,577	(35.4)

Exhibit I - CONSOLIDATED RESULTS > BALANCE SHEET

			R$ '000				R$ '000
Assets	Dec-22	Dez-21	Δ%	Liabilities	Dec-22	Dez-21	Δ%
CURRENT	9,327,249	11,189,872	(16.6)	CURRENT	7,156,597	7,979,993	(10.3)
Cash and cash equivalents	2,678,457	3,472,845	(22.9)	Payroll, social charges and accruals	252,789	604,810	(58.2)
Bonds and securities	93	16,121	(99.4)	Suppliers	2,090,022	2,585,735	(19.2)
Collaterals and escrow accounts	157	182	(13.7)	Income tax and social contribution payable	156,191	63,946	144.3
Customers	3,342,050	4,433,193	(24.6)	Other taxes due	303,606	440,933	(31.1)
Dividends receivable	138,330	68,162	102.9	Loans and financing	278,838	579,770	(51.9)
Sectorial financial assets	190,699	383,740	(50.3)	Debentures	1,346,347	2,144,485	(37.2)
Account receivable related to concession	8,603	5,121	68.0	Minimum compulsory dividend payable	482,325	330,947	45.7
Contract Assets	220,660	148,488	48.6	Post employment benefits	73,814	68,836	7.2
Other current receivables	897,380	749,816	19.7	Customer charges due	46,488	198,386	(76.6)
Inventories	194,850	197,779	(1.5)	Research and development and energy efficiency	370,244	292,495	26.6
Income tax and social contribution	355,065	151,912	133.7	Accounts Payable related to concession	105,003	104,963	0.0
Other current recoverable taxes	1,239,694	1,508,864	(17.8)	Net sectorial financial liabilities	433,914	139,770	210.4
Prepaid expenses	60,076	53,649	12.0	Lease liability	64,870	47,240	37.3
Related parties	1,135	-	-	Other accounts payable	601,619	370,383	62.4
NON-CURRENT	40,376,451	38,347,663	5.3	PIS and COFINS to be refunded to costumers	550,527	7,294	-
Long Term Assets	16,442,145	15,743,322	4.4	NON-CURRENT	21,415,878	19,382,307	10.5
Bonds and securities	430,963	344,937	24.9	Suppliers	125,448	125,249	0.2
Other temporary investments	25,619	19,985	28.2	Deferred income tax and social contribution	1,517,682	1,364,828	11.2
Collaterals and escrow accounts	-	142,764	-	Other taxes due	633,491	594,810	6.5
Customers	109,819	82,233	33.5	Loans and financing	4,371,525	3,098,674	41.1
Judicial deposits	632,458	591,131	7.0	Debentures	6,457,508	6,003,132	7.6
Sectoral financial assets	190,699	383,740	(50.3)	Post employment benefits	996,223	1,226,338	(18.8)
Account receivable related to concession	2,269,690	2,261,684	0.4	Research and development and energy efficiency	244,514	334,602	(26.9)
Contract Assets	7,452,019	6,739,560	10.6	Accounts Payable related to concession	832,539	798,996	4.2
Other non-current receivables	931,452	916,606	1.6	Net sectorial financial liabilities	49,341	153,409	(67.8)
Income tax and social contribution	127,824	153,850	(16.9)	Lease liability	208,886	165,494	26.2
Deferred income tax and social contribution	1,644,299	963,259	70.7	Other accounts payable	645,234	599,909	7.6
Other non-current recoverable taxes	2,627,293	3,143,546	(16.4)	PIS and COFINS to be refunded to costumers	1,444,631	3,319,501	(56.5)
Prepaid expenses	10	27	(63.0)	Provision for allocation of Pis and Cofins credits	1,851,257	-	-
Investments	3,325,731	3,042,134	9.3	Provisions for litigation	2,037,599	1,597,365	27.6
Property, plant and equipment, net	10,069,468	10,142,591	(0.7)	EQUITY	21,131,225	22,175,235	(4.7)
Intangible assets	10,277,727	9,215,560	11.5	Attributed to controlling shareholders	20,817,364	21,837,024	(4.7)
Right to use an asset	261,380	204,056	28.1	Share capital	10,800,000	10,800,000	-
TOTAL	49,703,700	49,537,535	0.3	Equity valuation adjustments	593,382	426,170	39.2
				Legal reserves	1,512,687	1,457,087	3.8
				Retained earnings	7,911,295	7,785,092	1.6
				Additional proposed dividends	-	1,368,675	-
				Accrued earnings	-	-	-
				Attributable to non-controlling interest	313,861	338,211	(7.2)
				TOTAL	49,703,700	49,537,535	0.3

Exhibit I - CONSOLIDATED RESULTS > CASH FLOW
		R$'000
Consolidated Cash Flow	12.31.2022	12.31.2021
CASH FLOWS FROM OPERATIONAL ACTIVITIES
Net income from continuing operations	1,149,321	3,859,045
Net income (loss) from discontinued operations	-	1,189,557
Net income	1,149,321	5,048,602
Adjustments to reconcile net income for the period with cash generation from operating activities:
Unrealized monetary and exchange variation and debt charges - net	1,314,407	601,040
Interest - bonus from the grant of concession agreements under the quota system	(118,439)	(134,482)
Remuneration of transmission concession contracts	(769,248)	(1,084,986)
Provision for allocation of PIS and Cofins credits	1,821,933	-
Income tax and social contribution	429,267	469,226
Deferred income tax and social contribution	(628,389)	790,406
Equity in earnings of investees	(478,577)	(303,137)
Appropriation of post-employment benefits obligations	268,171	246,812
Creation for research and development and energy efficiency programs	156,690	194,016
Recognition of fair value of assets from the indemnity for the concession	(89,941)	(142,642)
Sectorial financial assets and liabilities result	(1,847,863)	(2,502,324)
Depreciation and amortization	1,300,982	1,082,539
Net operating estimated losses, provisions and reversals	831,216	240,787
Result do Hydrological Risk Renegotiation - GSF	-	(1,570,543)
Realization of added value in business combinations	(721)	(722)
Fair value in energy purchase and sale operations	(32,748)	35,818
Derivatives fair value	2,907	20,401
Loss on disposal of accounts receivable related to concession	26,703	20
Loss on disposal of contract assets	8,829	7,155
Loss on disposal of property, plant and equipment	42,841	40,305
Loss on disposal of intangible assets	55,177	30,623
Result of write-offs of use rights of assets and liabilities of leases - net	(79)	(177)
Net income for the period from discontinued operations	-	(1,189,557)
	3,442,439	1,879,180
Decrease (increase) in assets
Trade accounts receivable	1,628,696	(210,965)
Dividends and interest on own capital received	67,732	82,937
CRC transferred to the Government of the State of Paraná	-	1,646,614
Judicial deposits	575	(87,866)
Sectorial financial assets	966,466	1,509,802
Other receivables	62,369	(129,814)
Inventories	2,929	(30,699)
Income tax and social contribution recoverable	(498,961)	(267,179)
Other taxes recoverable	264,048	(64,130)
Prepaid expenses	(6,410)	(16,621)
Related parties	(1,135)	-
	2,486,309	2,432,079
Increase (decrease) in liabilities
Payroll, social charges and accruals	(190,627)	17,224
Suppliers	(504,362)	(53,298)
Other taxes	892,002	834,358
Post-employment benefits	(201,566)	(198,626)
Sectorial charges due	(151,898)	164,674
Research and development and energy efficiency	(203,673)	(246,744)
Payable related to the concession	(106,370)	(88,430)
Other accounts payable	105,631	21,828
Provisions for legal claims	(242,212)	(207,877)
	(603,075)	243,109
CASH GENERATED BY OPERATING ACTIVITIES	5,325,673	4,554,368
Income tax and social contribution paid	(174,295)	(659,318)
Loans and financing - interest due and paid	(337,455)	(193,421)
Debentures - interest due and paid	(890,123)	(343,903)
Charges for lease liabilities paid	(21,151)	(6,514)
Charges on loans granted/obtained from related parties	-	-
NET CASH GENERATED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS	3,902,649	3,351,212
NET CASH GENERATED BY OPERATING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	35,620
NET CASH GENERATED FROM OPERATING ACTIVITIES	3,902,649	3,386,832
CASH FLOWS FROM INVESTMENT ACTIVITIES
Financial investments	67,157	(54,120)
Additions to contract assets	(1,923,558)	(1,482,785)
Acquisitions of subsidiaries - effect on cash	(18,031)	(501,886)
Additions in investments	(4,829)	(30,970)
Capital reduction of investees	61,536	-
Additions to property, plant and equipment	(535,542)	(338,137)
Additions to intangible assets	(421,729)	(4,546)
NET CASH GENERATED (USED) BY INVESTMENT ACTIVITIES FROM CONTINUING OPERATIONS	(2,774,996)	(2,412,444)
NET CASH GENERATED BY INVESTMENT ACTIVITIES FROM DISCONTINUED OPERATIONS	-	2,444,352
NET CASH GENERATED (USED) FROM INVESTING ACTIVITIES	(2,774,996)	31,908
CASH FLOWS FROM FINANCING ACTIVITIES
Loans and financing obtained from third parties	1,891,954	134,313
Transaction costs of loans and financing obtained from third parties	(19,781)	(1,647)
Issue of debentures	1,500,000	3,000,000
Transaction costs in the issuing of debentures	(14,445)	(35,030)
Payments of principal - loans and financing	(1,000,319)	(202,577)
Payments of principal - debentures	(2,051,481)	(1,852,048)
Amortization of principal of lease liabilities	(60,200)	(51,270)
Dividends and interest on own capital paid	(2,167,769)	(3,874,318)
NET CASH USED BY FINANCING ACTIVITIES FROM CONTINUING OPERATIONS	(1,922,041)	(2,882,577)
NET CASH USED BY FINANCING ACTIVITIES FROM DISCONTINUED OPERATIONS	-	(1,850)
NET CASH USED FROM FINANCING ACTIVITIES	(1,922,041)	(2,884,427)
TOTAL EFFECTS ON CASH AND CASH EQUIVALENTS	(794,388)	534,313
Cash and cash equivalents at the beginning of the period	3,472,845	3,222,768
Cash and cash equivalents at the end of the period	2,678,457	3,472,845
Cash and cash equivalents variations from discontinued operations	-	284,236
CHANGE IN CASH AND CASH EQUIVALENTS	(794,388)	534,313

Exhibit I - CONSOLIDATED RESULTS > FINANCIAL RESULT

						R$'000
	4Q22	4Q21	Δ%	2022	2021	Δ%
Financial Revenues	252,849	213,479	18.4	1,032,837	932,049	10.8
Income and monetary variation on CRC transfer	-	-	-	-	255,777	-
Income from investments held for trading	124,637	78,348	59.1	463,255	163,888	182.7
Exchange variation on loan collateral	-	(1,275)	-	-	9,243	-
Late fees on electricity bills	48,976	79,030	(38.0)	274,308	326,217	(15.9)
Monetary restatement and adjustment to present value of accounts payable related to concession	(157)	1,939	-	2,720	5,373	(49.4)
Income from sectorial assets and liabilities	48,769	17,895	172.5	146,753	35,902	-
Exchange variation About Purchase Itaipu Electric Power	2,572	(2,957)	-	43,946	30,043	46.3
Tax credit recognition	7,118	6,814	4.5	33,908	21,640	56.7
Other financial revenues	30,861	42,983	(28.2)	109,800	125,594	(12.6)
(-) Pis/Pasep and Cofins on revenues	(9,927)	(9,298)	6.8	(41,853)	(41,628)	0.5
Financial Expenses	(522,814)	(420,659)	24.3	(1,987,504)	(1,259,410)	57.8
Monetary variation, foreign exchange and debt service charges	(372,461)	(300,238)	24.1	(1,479,057)	(855,814)	72.8
Monetary variation and adjustment to present value of accounts payable related to concession	(13,936)	(36,073)	(61.4)	(142,673)	(200,629)	(28.9)
Exchange variation About Purchase Itaipu Electric Power	(1,160)	(14,200)	(91.8)	(27,584)	(58,814)	(53.1)
Pis/ Pasep and Cofins taxes over interest on equity	(83,532)	(34,354)	143.2	(107,720)	(34,382)	213.3
Income from sectorial assets and liabilities	(1,529)	(2,019)	(24.3)	(11,208)	(3,744)	199.4
Derivatives fair value - forward contract	-	(3,177)	-	(2,907)	(20,401)	(85.8)
Interest on R&D and PEE	(10,467)	(5,671)	84.6	(34,644)	(14,814)	133.9
Monetary variation on CRC transfer	-	1	-	-	(1,788)	-
Other financial expenses	(39,729)	(24,928)	59.4	(181,711)	(69,024)	163.3
(-) Update of provision for allocation of Pis and Cofins credits	-	-	-	(1,011,370)	-	-
Financial income (expenses)	(269,965)	(207,180)	30.3	(1,966,037)	(327,361)	-

Exhibit I - CONSOLIDATED RESULTS > ADJUSTED EBITDA AND EQUITY IN EARNINGS OF SUBSIDIARIES

								R$'000
Adjusted EBITDA			4Q22	4Q21	Δ%	2022	2021	Δ%
EBITDA			902.1	942.9	(4.3)	4,217.2	6,528.6	(35.4)
(-)/+ Provision/Reversal of PDI indemnities			-	125.7	-	(8.9)	139.2	-
(-)/+ Fair value in the purchase and sale of energy			(36.9)	37.1	-	(32.7)	35.8	-
(-)/+ Provision for litigation			452.7	30.0	-	452.7	30.0	-
(-)/+ Impairment of generation assets and gas			109.7	(24.3)	-	151.9	(132.3)	-
(-)/+ Energy Overcontracting			-	(71.8)	-	-	(71.8)	-
(-)/+ GSF Reconciliation			-	-	-	-	(1,570.5)	-
(-)/+ Provision for allocation of PIS/Cofins credits and effects			-	-	-	752.4	-	-
(-)/+ Tariff flag account on MMGD and Adhesion to the REFIS/PR			-	-	-	(10.1)	-	-
(-)/+ Sale of the Headquarters Building			-	-	-	-	(27.9)	-
Adjusted EBITDA			1,427.6	1,039.6	37.3	5,522.5	5,000.4	10.4
(-)/+ Equity in earnings of subsidiaries			(148.5)	(126.2)	17.7	(478.6)	(366.3)	30.6
Adjusted EBITDA without earnings of subsidiaries			1,279.2	913.4	40.0	5,043.9	4,634.1	8.8
Note: Refers to Impairment of generation assets (NE 31.4) and includes Write-off of Parts (NE 31.6) and Services (NE 31.3) incurred in the maintenance of TPP Araucária turbines (Major Inspection).
								R$'000
Variation in Equity in earnings of subsidiaries			4Q22	4Q21	Δ%	2022	2021	Δ%
Joint Ventures			142,219	80,235	77.3	452,562	341,147	32.7
Voltalia São Miguel do Gostoso I Participações S.A.			1,940	(226)	-	2,157	1,269	70.0
Caiuá Transmissora de Energia S.A.			6,568	3,885	69.1	23,806	13,765	72.9
Integração Maranhense Transmissora de Energia S.A.			4,942	4,731	4.5	32,824	20,255	62.1
Matrinchã Transmissora de Energia (TP NORTE) S.A.			42,756	19,735	116.7	162,298	96,614	68.0
Guaraciaba Transmissora de Energia (TP SUL) S.A.			30,551	14,929	104.6	82,251	57,363	43.4
Paranaíba Transmissora de Energia S.A.			26,565	11,624	128.5	47,623	35,112	35.6
Mata de Santa Genebra Transmissão S.A.			15,495	7,394	109.6	56,140	63,173	(11.1)
Cantareira Transmissora de Energia S.A.			13,494	17,938	(24.8)	45,293	53,492	(15.3)
Solar Paraná			(92)	225	-	170	104	63.5
Associates			6,243	7,113	(12.2)	26,015	25,167	3.4
Dona Francisca Energética S.A.			734	1,888	(61.1)	5,648	8,574	(34.1)
Foz do Chopim Energética Ltda.			5,510	5,225	5.5	20,370	16,596	22.7
Others ¹			(1)	-	-	(3)	(3)	-
TOTAL			148,462	87,348	70.0	478,577	366,314	30.6
[1] Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda e Dois Saltos Ltda.

								R$'000
Associates Dec-22	Dona Francisca	Foz do Chopim
Total assets	175,415		51,449
Shareholder’s equity¹	121,776		47,853
Net operating revenue	66,163		77,779
Net Income	24,522		56,947
Participation in the enterprise - %	23.0		35.8
Investment book value	28,043		17,116
								R$'000
Joint ventures Dec-22	Voltalia	Caiuá	Integração Maranhense	Matrinchã	Guaraciaba	Paranaíba	Mata de Santa Genebra	Cantareira
Total assets	224,632	284,870	515,495	2,610,094	1,413,231	1,829,340	3,203,892	1,715,776
Shareholder’s equity¹	222,426	218,322	339,925	1,656,678	831,869	926,217	1,419,141	892,509
Net operating revenue	-	43,128	71,868	396,622	229,117	285,483	426,573	233,888
Net Income	2,587	28,093	41,334	197,171	117,184	143,170	126,094	109,166
Participation in the enterprise - %	49.0	49.0	49.0	49.0	49.0	24.5	50.1	49.0
Investment book value	108,990	106,977	166,563	811,771	407,615	226,923	710,989	437,330
Note: Income from Transmitters according to adjustments for the application of CPC 47 / IFRS 15 in the Corporate Statements.

Exhibit II- RESULT BY SUBSIDIARY > COPEL GET (CONSOLIDATED)
						R$'000
Income Statement	4Q22	4Q21	Δ%	2022	2021	Δ%
OPERATING REVENUES	1,233,664	2,099,346	(41.2)	5,039,660	7,551,426	(33.3)
Electricity sales to final customers	-	50,826	-	103	204,098	(99.9)
Electricity sales to distributors	964,669	1,677,474	(42.5)	3,882,830	5,803,415	(33.1)
Use of the main transmission grid	238,580	304,089	(21.5)	991,174	1,267,348	(21.8)
Construction revenue	17,773	53,931	(67.0)	116,112	239,448	(51.5)
Other operating revenues	12,642	13,026	(2.9)	49,441	37,117	33.2
OPERATING COSTS AND EXPENSES	(829,109)	(1,807,796)	(54.1)	(2,978,880)	(3,678,359)	(19.0)
Electricity purchased for resale	(93,582)	(413,275)	(77.4)	(377,716)	(1,254,752)	(69.9)
Charges of main distribution and transmission grid	(150,757)	(129,748)	16.2	(566,121)	(489,700)	15.6
Personnel and management	(82,771)	(161,967)	(48.9)	(326,531)	(444,437)	(26.5)
Pension and healthcare plans	(19,894)	(18,979)	4.8	(79,674)	(71,905)	10.8
Materials and supplies	(4,726)	(3,631)	30.2	(17,903)	(13,716)	30.5
Materials and supplies for power eletricity	(10,561)	(702,956)	(98.5)	(123,279)	(1,878,815)	(93.4)
Third-party services	(73,453)	(90,563)	(18.9)	(240,635)	(235,553)	2.2
Depreciation and amortization	(195,473)	(184,919)	5.7	(767,069)	(597,187)	28.4
Provisions and reversals	(78,872)	(6,954)	-	(99,507)	109,170	-
Construction cost	(9,314)	(34,160)	(72.7)	(89,166)	(187,733)	(52.5)
Other cost and expenses	(109,706)	(60,644)	80.9	(291,279)	1,386,269	-
EQUITY IN EARNINGS OF SUBSIDIARIES	145,882	85,460	70.7	470,606	356,372	32.1
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	550,437	377,010	46.0	2,531,386	4,229,439	(40.1)
FINANCIAL RESULTS	(159,301)	(136,037)	17.1	(624,638)	(438,344)	42.5
Financial income	74,415	49,905	49.1	277,671	125,758	-
Financial expenses	(233,716)	(185,942)	25.7	(902,309)	(564,102)	60.0
OPERATIONAL EXPENSES/ INCOME	391,136	240,973	62.3	1,906,748	3,791,095	(49.7)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	110,074	14,651	-	(307,289)	(970,996)	(68.4)
Income tax and social contribution on profit	110,443	85,022	29.9	(212,852)	(214,862)	(0.9)
Deferred income tax and social contribution on profit	(369)	(70,371)	(99.5)	(94,437)	(756,134)	(87.5)
NET INCOME (LOSS)	501,210	255,624	96.1	1,599,459	2,820,099	(43.3)
EBITDA	745,910	561,929	32.7	3,298,455	4,826,626	(31.7)

Exhibit II- RESULT BY SUBSIDIARY > COPEL DIS
						R$'000
Income Statement	4Q22	4Q21	Δ%	2022	2021	Δ%
OPERATING REVENUES	3,587,443	4,049,560	(11.4)	13,903,300	14,836,392	(6.3)
Electricity sales to final customers	1,208,415	1,416,952	(14.7)	5,236,339	5,326,736	(1.7)
Electricity sales to distributors	63,535	192,815	(67.0)	266,991	753,242	(64.6)
Use of the main distribution grid	1,155,062	1,216,245	(5.0)	4,221,011	4,401,654	(4.1)
Construction revenue	554,567	511,937	8.3	2,048,022	1,700,889	20.4
Fair value of assets from the indemnity for the concession	34,124	39,903	(14.5)	79,169	108,733	(27.2)
Sectorial assets and liabilities result	467,880	596,444	(21.6)	1,676,936	2,270,859	(26.2)
Other operating revenues	103,860	75,263	38.0	374,832	274,279	36.7
OPERATING COSTS AND EXPENSES	(3,265,136)	(3,751,383)	(13.0)	(13,418,798)	(13,669,382)	(1.8)
Electricity purchased for resale	(1,546,763)	(1,689,246)	(8.4)	(5,980,124)	(7,277,499)	(17.8)
Charges of main transmission grid	(579,074)	(832,197)	(30.4)	(2,313,203)	(2,363,451)	(2.1)
Personnel and management	(153,742)	(341,007)	(54.9)	(599,121)	(905,338)	(33.8)
Pension and healthcare plans	(42,215)	(39,438)	7.0	(169,493)	(155,774)	8.8
Materials and supplies	(21,243)	(13,259)	60.2	(71,302)	(51,722)	37.9
Third-party services	(143,126)	(113,059)	26.6	(505,407)	(450,752)	12.1
Depreciation and amortization	(119,638)	(102,598)	16.6	(454,307)	(406,632)	11.7
Provisions and reversals	(70,190)	(45,415)	54.6	(281,895)	(216,996)	29.9
Construction cost	(554,567)	(511,937)	8.3	(2,048,022)	(1,700,889)	20.4
Other cost and expenses	(34,577)	(63,227)	(45.3)	(185,361)	(140,329)	32.1
Provision for allocation of PIS and Cofins	-	-	-	(810,563)	-	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	322,306	298,176	8.1	484,502	1,167,010	(58.5)
FINANCIAL RESULTS	(62,536)	(19,050)	228.3	(1,169,741)	66,469	-
Financial income	138,255	115,821	19.4	593,726	457,697	29.7
Financial expenses	(200,791)	(134,872)	48.9	(752,097)	(391,228)	92.2
Update of provision for allocation of PIS and Cofins credits	-	-	-	(1,011,370)	-	-
OPERATIONAL EXPENSES/ INCOME	259,770	279,125	(6.9)	(685,239)	1,233,479	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	64,497	(65,012)	-	455,465	(375,597)	-
Income tax and social contribution on profit	42,283	(87,039)	-	(130,102)	(298,719)	(56.4)
Deferred income tax and social contribution on profit	22,214	22,027	0.8	585,567	(76,878)	-
NET INCOME (LOSS)	324,267	214,113	51.4	(229,774)	857,882	-
EBITDA	441,945	400,774	10.3	938,809	1,573,642	(40.3)

Exhibit II- RESULT BY SUBSIDIARY > COPEL COM (MERCADO LIVRE)
						R$'000
Income Statement	4Q22	4Q21	Δ%	2022	2021	Δ%
OPERATING REVENUES	1,279,343	1,251,437	2.2	4,938,368	4,536,414	8.9
Electricity sales to final customers	555,071	435,890	27.3	2,275,872	1,709,613	33.1
Electricity sales to distributors	688,188	816,479	(15.7)	2,620,535	2,825,180	(7.2)
Other operating revenues	36,084	(932)	-	41,961	1,621	-
OPERATING COSTS AND EXPENSES	(1,217,361)	(1,263,646)	(3.7)	(4,814,710)	(4,478,439)	7.5
Electricity purchased for resale	(1,211,291)	(1,252,993)	(3.3)	(4,790,427)	(4,450,586)	7.6
Personnel and management	(3,471)	(7,641)	(54.6)	(12,712)	(18,568)	(31.5)
Pension and healthcare plans	(458)	(398)	15.3	(1,787)	(1,547)	15.5
Materials and supplies	(17)	(3)	550.5	(53)	(17)	214.0
Third-party services	(479)	(655)	(26.9)	(2,665)	(2,925)	(8.9)
Depreciation and amortization	(99)	(76)	30.0	(353)	(234)	51.0
Provisions and reversals	(220)	(416)	(47.0)	(1,724)	(806)	113.9
Other cost and expenses	(1,326)	(1,465)	(9.4)	(4,989)	(3,756)	32.8
EQUITY IN EARNINGS OF SUBSIDIARIES	-	-	-	-	-	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	61,981	(12,209)	(607.7)	123,658	57,975	113.3
FINANCIAL RESULTS	9,119	3,857	136.4	32,376	13,940	132.3
Financial income	9,174	3,927	133.6	32,667	14,151	130.8
Financial expenses	(55)	(71)	(21.5)	(291)	(211)	37.9
OPERATIONAL EXPENSES/ INCOME	71,100	(8,352)	(951.3)	156,034	71,915	117.0
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(21,228)	9,137	(332.3)	(47,658)	(18,190)	162.0
Income tax and social contribution on profit	(6,214)	(2,905)	113.9	(25,081)	(21,371)	17.4
Deferred income tax and social contribution on profit	(15,015)	12,042	-	(22,578)	3,181	-
NET INCOME (LOSS)	49,872	785	-	108,376	53,725	101.7
EBITDA	62,080	(12,133)	-	124,011	58,209	113.0

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT FOR THE QUARTER BY COMPANY
R$'000
Income Statement 4Q22	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	639,697	247,033	3,587,442	361,871	44,254	33	-	152,946	185,827	7,722	16,568	1,279,343	-	(896,050)	5,626,683
Electricity sales to final customers	-	-	1,208,415	-	-	-	-	-	-	-	-	555,071	-	(385)	1,763,099
Electricity sales to distributors	619,823	-	63,534	-	44,019	33	-	151,270	185,823	7,722	-	688,188	-	(778,881)	981,531
Use of the main distribution and transmission grid (TUSD/ TUST)	-	224,262	1,155,062	-	-	-	-	-	-	-	16,754	-	-	(99,642)	1,296,436
Construction revenue	-	17,966	554,567	2,984	-	-	-	-	-	-	(192)	-	-	-	575,325
Fair value of assets from the indemnity for the concession	-	-	34,124	(2,059)	-	-	-	-	-	-	-	-	-	-	32,065
Distribution of piped gas	-	-	-	349,468	-	-	-	-	-	-	-	-	-	(1)	349,466
Sectoral assets and liabilities result	-	-	467,880	-	-	-	-	-	-	-	-	-	-	-	467,880
Other operating revenues	19,873	4,805	103,860	11,478	235	-	-	1,676	4	-	6	36,084	-	(17,141)	160,881
OPERATING COSTS AND EXPENSES	(393,184)	(60,638)	(3,265,136)	(277,203)	(22,416)	(169,215)	(811)	(113,190)	(99,846)	(4,959)	(2,131)	(1,217,361)	(463,863)	880,307	(5,209,649)
Energy purchased for resale	(93,096)	-	(1,546,763)	-	(18)	-	-	(499)	309	(309)	-	(1,211,291)	-	778,883	(2,072,787)
Charges of the main distribution and transmission grid	(91,007)	-	(579,074)	-	(5,743)	(8,706)	-	(13,219)	(39,212)	(331)	-	-	-	98,723	(638,567)
Personnel and management	(45,142)	(30,156)	(153,742)	(9,921)	(1,145)	(1,717)	-	(4,259)	(829)	(396)	(271)	(3,471)	(10,312)	-	(261,364)
Private pension and health plans	(11,620)	(7,561)	(42,214)	(1,196)	(79)	(161)	-	(417)	(83)	(22)	(27)	(458)	(2,002)	-	(65,844)
Materials	(3,133)	(1,136)	(21,243)	(560)	(53)	(7)	(2)	(48)	(310)	(9)	(81)	(17)	(326)	-	(26,924)
Raw material and supplies - energy production	(9,349)	-	-	-	-	(1,212)	-	-	-	-	-	-	-	(81)	(10,642)
Natural gas and supplies for gas business	-	-	-	(237,592)	-	-	-	-	-	-	-	-	-	-	(237,592)
Third-party services	(20,913)	(9,135)	(143,126)	(2,908)	(4,834)	(20,126)	(384)	(23,608)	(11,050)	(702)	(1,649)	(479)	(9,341)	18,450	(229,799)
Depreciation and amortization	(93,895)	(3,360)	(119,639)	(12,473)	(7,745)	(5,913)	(545)	(55,316)	(31,897)	(2,799)	(7)	(99)	(632)	(2,281)	(336,603)
Provisions and reversals	35,083	(3,846)	(70,190)	(697)	-	(108,207)	63	(1,804)	(1)	(91)	(1)	(220)	(436,315)	(13,644)	(599,871)
Construction cost	-	(9,506)	(554,567)	(2,984)	-	-	-	-	-	-	192	-	-	-	(566,866)
Other operating costs and expenses	(60,112)	4,062	(34,577)	(8,872)	(2,799)	(23,166)	57	(14,020)	(16,773)	(300)	(287)	(1,326)	(4,935)	257	(162,790)
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EQUITY IN EARNINGS OF SUBSIDIARIES	(30,014)	154,995	-	-	-	-	-	54,728	-	-	-	-	939,208	(970,456)	148,462
EARNINGS BEFORE INCOME TAXES	216,499	341,390	322,306	84,668	21,838	(169,182)	(811)	94,484	85,981	2,763	14,437	61,982	475,345	(986,199)	565,496
FINANCIAL RESULTS	(97,607)	(55,426)	(62,536)	8,620	(6,367)	1,161	(183)	12,889	7,146	573	1,285	9,119	(59,320)	(29,318)	(269,965)
Financial income	22,680	11,781	138,255	17,187	5,882	2,854	150	33,695	7,275	573	2,036	9,174	8,734	(7,425)	252,849
Financial expenses	(120,287)	(67,207)	(200,791)	(8,567)	(12,249)	(1,693)	(333)	(20,806)	(129)	-	(751)	(55)	(68,054)	(21,893)	(522,814)
Update of provision for allocation of Pis and Cofins credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
OPERATIONAL EXPENSES / INCOME	118,892	285,964	259,770	93,288	15,471	(168,021)	(994)	107,373	93,127	3,336	15,722	71,101	416,025	(1,015,517)	295,531
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	99,078	67,264	64,496	(27,843)	(2,774)	(10,946)	-	(14,907)	(29,476)	(436)	(1,219)	(21,228)	205,250	714	327,978
NET INCOME FROM CONTINUED OPERATIONS	217,970	353,228	324,266	65,445	12,697	(178,967)	(994)	92,466	63,651	2,900	14,503	49,873	621,275	(1,014,803)	623,509
NET INCOME	217,970	353,228	324,266	65,445	12,697	(178,967)	(994)	92,466	63,651	2,900	14,503	49,873	621,275	(1,014,803)	623,509
Attributed to controlling shareholders	217,970	353,228	324,266	33,377	8,888	(145,321)	(994)	92,466	63,651	2,900	14,503	49,873	621,275	(1,014,803)	621,277
Attributed to non-controlling interest	-	-	-	32,068	3,809	(33,646)	-	-	-	-	-	-	-	-	2,232
EBITDA continued operations	310,394	344,750	441,945	97,141	29,583	(163,269)	(266)	149,800	117,878	5,562	14,444	62,081	475,977	(983,918)	902,099

R$'000
Income Statement 4Q21	GET		Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	670,662	343,062	4,049,560	220,529	42,307	755,891	24,239	138,896	173,911	7,968	23,802	1,251,437	-	(1,108,577)	6,593,692
Electricity sales to final customers	50,809	-	1,416,952	-	-	-	-	-	-	-	-	435,890	-	(807)	1,902,861
Electricity sales to distributors	602,231	-	192,815	-	42,307	755,891	-	137,482	173,903	7,968	-	816,479	-	(995,311)	1,733,764
Use of the main distribution and transmission grid (TUSD/ TUST)	-	283,683	1,216,246	-	-	-	-	-	-	-	22,793	-	-	(92,231)	1,430,490
Construction revenue	-	52,928	511,937	2,574	-	-	-	-	-	-	1,003	-	-	-	568,443
Fair value of assets from the indemnity for the concession	-	-	39,903	5,150	-	-	-	-	-	-	-	-	-	-	45,054
Distribution of piped gas	-	-	-	212,833	-	-	-	-	-	-	-	-	-	(4,520)	208,315
Sectoral assets and liabilities result	-	-	596,444	-	-	-	-	-	-	-	-	-	-	-	596,444
Other operating revenues	17,622	6,451	75,263	(28)	-	-	24,239	1,414	8	-	6	(932)	-	(15,708)	108,323
OPERATING COSTS AND EXPENSES	(693,336)	(128,856)	(3,751,383)	(196,218)	(21,864)	(772,240)	(21,843)	(79,595)	(140,085)	(5,911)	(2,795)	(1,263,646)	(81,267)	1,112,186	(6,046,862)
Energy purchased for resale	(357,326)	-	(1,689,245)	-	(2,591)	-	-	(1,009)	(53,368)	(1,562)	-	(1,252,993)	-	996,248	(2,361,846)
Charges of the main distribution and transmission grid	(81,165)	-	(832,198)	-	(6,776)	(7,800)	-	(8,370)	(34,907)	(330)	-	-	-	92,710	(878,835)
Personnel and management	(94,875)	(59,794)	(341,007)	(12,064)	(1,112)	(1,870)	(17,190)	(4,391)	(500)	(282)	(255)	(7,641)	(27,949)	-	(568,930)
Private pension and health plans	(11,243)	(7,305)	(39,438)	(1,451)	(71)	(161)	(2,198)	(228)	(26)	(4)	(13)	(398)	(1,594)	-	(64,127)
Materials	(2,283)	(1,142)	(13,259)	(2,652)	(71)	(18)	(11)	(40)	(145)	(1)	(1)	(3)	(156)	-	(19,779)
Raw material and supplies - energy production	-	-	-	-	-	(702,956)	-	-	-	-	-	-	-	4,458	(698,498)
Natural gas and supplies for gas business	-	-	-	(145,996)	-	-	-	-	-	-	-	-	-	-	(145,996)
Third-party services	(21,320)	(6,939)	(113,059)	(3,023)	(446)	(50,305)	(1,327)	(16,827)	(5,862)	(536)	(1,240)	(655)	(6,930)	17,778	(210,690)
Depreciation and amortization	(92,308)	(3,439)	(102,598)	(10,374)	(9,706)	(5,961)	(479)	(42,957)	(37,085)	(3,160)	(7)	(76)	(590)	-	(308,742)
Provisions and reversals	4,438	(11,235)	(45,415)	(15,256)	-	164	(28)	(353)	-	-	(2)	(416)	(38,448)	3,428	(142,100)
Construction cost	-	(33,157)	(511,937)	(2,574)	-	-	-	-	-	-	(1,002)	-	-	-	(548,672)
Other operating costs and expenses	(37,254)	(5,845)	(63,227)	(2,829)	(1,091)	(3,333)	(610)	(5,421)	(8,194)	(36)	(276)	(1,465)	(5,600)	(2,436)	(98,646)
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EQUITY IN EARNINGS OF SUBSIDIARIES	34,728	99,816	-	-	-	-	-	43,702	-	-	-	-	494,550	(585,447)	87,348
EARNINGS BEFORE INCOME TAXES	12,054	314,022	298,175	24,310	20,443	(16,349)	2,396	103,002	33,825	2,056	21,007	(12,209)	413,283	(581,839)	634,178
FINANCIAL RESULTS	(65,149)	(49,301)	(19,051)	4,165	(27,866)	5,557	(13)	(31,847)	4,418	39	246	3,857	(32,229)	-	(207,177)
Financial income	25,940	7,545	115,821	7,626	4,923	5,725	316	14,607	4,597	39	981	3,927	30,962	(9,528)	213,479
Financial expenses	(91,089)	(56,846)	(134,872)	(3,462)	(32,789)	(167)	(329)	(46,454)	(178)	-	(736)	(71)	(63,191)	9,528	(420,656)
Update of provision for allocation of Pis and Cofins credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
OPERATIONAL EXPENSES / INCOME	(53,095)	264,721	279,124	28,475	(7,423)	(10,792)	2,384	71,155	38,244	2,095	21,253	(8,352)	381,054	(581,839)	427,001
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	81,056	(26,259)	(65,012)	2,533	2,526	(16,834)	(1,248)	(9,694)	(11,512)	(261)	(1,785)	9,137	6,585	(61)	(30,830)
NET INCOME FROM CONTINUED OPERATIONS	27,961	238,462	214,113	31,008	(4,897)	(27,626)	1,136	61,461	26,732	1,834	19,468	785	387,639	(581,900)	396,171
NET INCOME FROM DISCONTINUED OPERATIONS	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
NET INCOME	27,961	238,462	214,113	31,008	(4,897)	(27,626)	1,136	61,461	26,732	1,834	19,468	785	387,639	(581,900)	396,171
Attributed to controlling shareholders - continued operations	27,961	238,462	214,113	31,008	(4,897)	(27,626)	1,136	61,461	26,732	1,834	19,468	785	387,639	(581,900)	387,638
Attributed to non-controlling interest	-	-	-	#REF!	#REF!	#REF!	-	-	-	-	-	-	-	-	8,534
EBITDA continued operations	104,362	317,461	400,773	34,684	30,149	(10,388)	2,875	145,959	70,911	5,216	21,014	(12,133)	413,873	(581,839)	942,920

Exhibit II- RESULT BY SUBSIDIARY > INCOME STATEMENT BY COMPANY ACCUMULATED
R$'000
Income Statement 2022	GET		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	2,511,145	1,041,939	13,903,300	-	1,297,034	194,287	98,508	8,014	588,519	743,002	30,249	103,908	4,938,368	-	(3,530,552)	21,927,721
Electricity sales to final customers	103	-	5,236,339	-	-	-	-	-	-	-	-	-	2,275,872	-	(2,277)	7,510,037
Electricity sales to distributors	2,436,222	-	266,991	-	-	194,052	98,508	-	583,222	742,981	30,249	-	2,620,535	-	(3,059,843)	3,912,917
Use of the main distribution and transmission grid (TUSD/ TUST)	-	898,353	4,221,011	-	-	-	-	-	-	-	-	102,942	-	-	(393,465)	4,828,841
Construction revenue	-	115,171	2,048,022	-	12,024	-	-	-	-	-	-	941	-	-	-	2,176,158
Telecommunications	-	-	79,169	-	10,772	-	-	-	-	-	-	-	-	-	-	89,941
Distribution of piped gas	-	-	-	-	1,262,658	-	-	-	-	-	-	-	-	-	(3,162)	1,259,496
Sectoral assets and liabilities result	-	-	1,676,936	-	-	-	-	-	-	-	-	-	-	-	-	1,676,936
Other operating revenues	74,820	28,415	374,832	-	11,580	235	-	8,014	5,297	21	-	25	41,961	-	(71,805)	473,395
OPERATING COSTS AND EXPENSES	(1,553,242)	(306,201)	(13,418,798)	-	(1,076,181)	(86,033)	(365,522)	(10,864)	(400,945)	(398,843)	(19,493)	(9,074)	(4,814,710)	(553,266)	3,523,110	(19,490,062)
Energy purchased for resale	(341,302)	-	(5,980,124)	-	-	(142)	-	-	(14,383)	(28,632)	(1,751)	-	(4,790,427)	-	3,059,851	(8,096,910)
Charges of the main distribution and transmission grid	(344,501)	-	(2,313,203)	-	-	(23,425)	(33,129)	-	(48,461)	(148,610)	(1,296)	-	-	-	392,098	(2,520,527)
Personnel and management	(178,225)	(122,623)	(599,121)	-	(42,166)	(4,738)	(6,791)	(3,387)	(13,897)	(2,790)	(1,300)	(905)	(12,712)	(38,207)	-	(1,026,862)
Private pension and health plans	(46,283)	(30,851)	(169,493)	-	(5,366)	(252)	(618)	(2,924)	(1,452)	(297)	(76)	(97)	(1,787)	(6,685)	-	(266,181)
Materials	(11,041)	(5,185)	(71,302)	-	(1,644)	(630)	(263)	(52)	(440)	(853)	(9)	(112)	(53)	(864)	-	(92,447)
Raw material and supplies - energy production	(9,349)	-	-	-	-	-	(113,930)	-	-	-	-	-	-	-	2,870	(120,409)
Natural gas and supplies for gas business	-	-	-	-	(939,516)	-	-	-	-	-	-	-	-	-	-	(939,516)
Third-party services	(87,466)	(36,748)	(505,407)	-	(13,316)	(16,781)	(45,902)	(2,439)	(82,116)	(38,785)	(2,625)	(6,128)	(2,665)	(38,794)	78,429	(800,743)
Depreciation and amortization	(374,150)	(13,662)	(454,307)	-	(44,190)	(30,474)	(23,694)	(2,085)	(200,052)	(134,432)	(11,164)	(30)	(353)	(2,504)	(9,885)	(1,300,982)
Provisions and reversals	11,505	(3,846)	(281,895)	-	(2,717)	-	(110,968)	59	(2,065)	(7)	(91)	(30)	(1,724)	(441,160)	1,723	(831,216)
Construction cost	-	(88,225)	(2,048,022)	-	(12,024)	-	-	-	-	-	-	(941)	-	-	-	(2,149,212)
Other operating costs and expenses	(172,430)	(5,061)	(185,361)	-	(15,242)	(9,591)	(30,227)	(36)	(38,079)	(44,437)	(1,181)	(831)	(4,989)	(25,052)	(1,976)	(534,494)
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	(810,563)	-	-	-	-	-	-	-	-	-	-	-	-	(810,563)
EQUITY IN EARNINGS OF SUBSIDIARIES	144,662	547,702	-	-	-	-	-	-	75,322	-	-	-	-	1,620,451	(1,909,560)	478,577
EARNINGS BEFORE INCOME TAXES	1,102,565	1,283,440	484,502	-	220,853	108,254	(267,014)	(2,850)	262,896	344,159	10,756	94,834	123,658	1,067,185	(1,917,002)	2,916,236
FINANCIAL RESULTS	(351,940)	(217,582)	(1,169,741)	-	28,440	(113,102)	11,407	345	(92,530)	24,714	1,405	3,810	32,376	(119,717)	(3,921)	(1,966,037)
Financial income	104,228	51,661	593,726	-	56,730	19,069	19,694	1,633	111,378	25,236	1,405	6,854	32,667	57,658	(49,101)	1,032,837
Financial expenses	(456,168)	(269,243)	(752,097)	-	(28,290)	(132,171)	(8,287)	(1,288)	(203,908)	(522)	-	(3,044)	(291)	(177,375)	45,180	(1,987,504)
Update of provision for allocation of Pis and Cofins credits	-	-	(1,011,370)	-	-	-	-	-	-	-	-	-	-	-	-	(1,011,370)
OPERATIONAL EXPENSES / INCOME	750,625	1,065,858	(685,239)	-	249,293	(4,848)	(255,607)	(2,505)	170,366	368,873	12,161	98,644	156,034	947,468	(1,920,923)	950,199
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(60,605)	(51,824)	455,465	-	(70,091)	4,157	(11,885)	-	(53,572)	(123,452)	(1,421)	(5,608)	(47,658)	164,539	1,078	199,122
NET INCOME FROM CONTINUED OPERATIONS	690,020	1,014,034	(229,774)	-	179,202	(691)	(267,492)	(2,505)	116,794	245,421	10,740	93,036	108,376	1,112,007	(1,919,845)	1,149,321
NET INCOME	690,020	1,014,034	(229,774)	-	179,202	(691)	(267,492)	(2,505)	116,794	245,421	10,740	93,036	108,376	1,112,007	(1,919,845)	1,149,321
Attributed to controlling shareholders	690,020	1,014,034	(229,774)	-	91,393	(484)	(217,204)	(2,505)	116,794	245,421	10,740	93,036	108,376	1,112,007	(1,919,845)	1,112,007
Attributed to non-controlling interest	-	-	-	-	87,809	(207)	(50,288)	-	-	-	-	-	-	-	-	37,314
EBITDA continued operations	1,476,715	1,297,102	938,809	-	265,043	138,728	(243,320)	(765)	462,948	478,591	21,920	94,864	124,011	1,069,689	(1,907,117)	4,217,218

R$'000
Income Statement 2021	GET		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	C. Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Elimination	Consolidated
	Geração	Transmissão
NET OPERATING INCOME	2,619,710	1,446,232	14,836,392	243,611	783,277	171,263	2,250,577	40,478	496,272	702,024	16,600	99,709	4,536,414	-	(4,258,272)	23,984,287
Electricity sales to final customers	204,005	-	5,326,736	-	-	-	-	-	-	-	-	-	1,709,613	-	(2,677)	7,237,677
Electricity sales to distributors	2,340,199	-	753,242	-	-	171,263	2,250,577	-	495,183	701,984	16,600	-	2,825,180	-	(3,502,373)	6,051,854
Use of the main distribution and transmission grid (TUSD/ TUST)	-	1,184,957	4,401,654	-	-	-	-	-	-	-	-	96,221	-	-	(387,758)	5,295,074
Construction revenue	-	235,981	1,700,889	-	11,222	-	-	-	-	-	-	3,467	-	-	-	1,951,559
Fair value of assets from the indemnity for the concession	-	-	108,733	-	33,909	-	-	-	-	-	-	-	-	-	-	142,642
Telecommunications	-	-	-	223,890	-	-	-	-	-	-	-	-	-	-	(223,890)	-
Distribution of piped gas	-	-	-	-	738,050	-	-	-	-	-	-	-	-	-	(25,783)	712,267
Sectoral assets and liabilities result	-	-	2,270,859	-	-	-	-	-	-	-	-	-	-	-	-	2,270,859
Other operating revenues	75,506	25,294	274,279	19,721	96	-	-	40,478	1,089	40	-	21	1,621	-	(115,790)	322,355
OPERATING COSTS AND EXPENSES	(919,059)	(456,927)	(13,669,382)	(222,883)	(654,643)	(86,871)	(1,879,198)	(34,860)	(312,214)	(165,908)	(19,310)	(11,169)	(4,478,439)	(212,010)	4,218,311	(18,904,563)
Energy purchased for resale	(978,422)	-	(7,277,499)	-	-	(23,978)	-	-	(8,104)	(259,289)	(10,064)	-	(4,450,586)	-	3,504,199	(9,503,743)
Charges of the main distribution and transmission grid	(305,656)	-	(2,363,451)	-	-	(21,516)	(29,541)	-	(29,638)	(137,595)	(616)	-	-	-	386,372	(2,501,641)
Personnel and management	(254,631)	(166,231)	(905,338)	(39,365)	(39,121)	(4,453)	(5,768)	(27,377)	(14,167)	(1,582)	(897)	(810)	(18,568)	(72,549)	-	(1,550,857)
Private pension and health plans	(42,401)	(27,907)	(155,774)	(6,289)	(5,154)	(233)	(600)	(3,806)	(822)	(94)	(16)	(47)	(1,547)	(4,083)	-	(248,773)
Materials	(8,322)	(4,118)	(51,722)	(965)	(3,590)	(308)	(43)	(30)	(643)	(545)	(2)	(43)	(17)	(441)	967	(69,822)
Raw material and supplies - energy production	-	-	-	-	-	-	(1,878,815)	-	-	-	-	-	-	-	23,867	(1,854,948)
Natural gas and supplies for gas business	-	-	-	-	(506,065)	-	-	-	-	-	-	-	-	-	-	(506,065)
Third-party services	(80,769)	(30,595)	(450,752)	(38,690)	(13,850)	(11,114)	(73,772)	(1,925)	(74,711)	(33,418)	(1,344)	(5,687)	(2,925)	(24,222)	137,175	(706,599)
Depreciation and amortization	(322,664)	(11,399)	(406,632)	(77,901)	(41,178)	(30,606)	(24,068)	(1,104)	(163,897)	(68,868)	(6,258)	(32)	(234)	(2,411)	74,713	(1,082,539)
Provisions and reversals	(15,210)	(18,234)	(216,996)	1,389	(28,587)	-	138,441	(59)	(2,191)	-	-	54	(806)	(78,818)	36,027	(184,990)
Construction cost	-	(184,267)	(1,700,889)	-	(11,222)	-	-	-	-	-	-	(3,466)	-	-	-	(1,899,844)
Other operating costs and expenses	1,089,016	(14,177)	(140,329)	(61,062)	(5,876)	5,337	(5,032)	(560)	(18,041)	335,483	(113)	(1,137)	(3,756)	(29,486)	54,991	1,205,258
PROVISION FOR ALLOCATION OF PIS AND COFINS	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
EQUITY IN EARNINGS OF SUBSIDIARIES	621,333	427,391	-	-	-	-	-	-	99,525	-	-	-	-	3,689,345	(4,471,280)	366,314
EARNINGS BEFORE INCOME TAXES	2,321,615	1,416,696	1,167,010	20,728	128,634	84,392	371,379	5,617	283,583	536,116	(2,710)	88,540	57,975	3,476,829	(4,510,364)	5,446,038
FINANCIAL RESULTS	(201,248)	(140,720)	66,470	(25,745)	9,817	(171,888)	8,952	165	(115,634)	10,865	140	(699)	13,940	192,477	25,748	(327,361)
Financial income	61,673	17,342	457,697	19,183	19,422	14,119	11,022	670	38,253	11,390	142	2,200	14,151	304,809	(40,024)	932,049
Financial expenses	(262,921)	(158,062)	(391,228)	(44,928)	(9,605)	(186,007)	(2,070)	(505)	(153,887)	(525)	(2)	(2,899)	(211)	(112,332)	65,772	(1,259,410)
Update of provision for allocation of Pis and Cofins credits	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
OPERATIONAL EXPENSES / INCOME	2,120,367	1,275,976	1,233,479	(5,017)	138,451	(87,496)	380,331	5,782	167,949	546,981	(2,570)	87,841	71,915	3,669,306	(4,484,616)	5,118,677
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(452,359)	(256,075)	(375,597)	(6,284)	(38,860)	33,061	(42,248)	(3,578)	(27,714)	(185,725)	(555)	(4,247)	(18,190)	97,891	20,848	(1,259,632)
NET INCOME FROM CONTINUED OPERATIONS	1,668,008	1,019,901	857,882	(11,301)	99,591	(54,435)	338,083	2,204	140,235	361,256	(3,125)	83,594	53,725	3,767,197	(4,463,768)	3,859,045
NET INCOME FROM DISCONTINUED OPERATIONS	-	-	-	-	-	-	-	-	-	-	-	-	-	1,185,376	4,181	1,189,557
NET INCOME	1,668,008	1,019,901	857,882	(11,301)	99,591	(54,435)	338,083	2,204	140,235	361,256	(3,125)	83,594	53,725	4,952,573	(4,459,586)	5,048,602
Attributed to controlling shareholders - continued operations	1,668,008	1,019,901	857,882	(11,301)	50,791	(38,105)	274,523	2,204	140,235	361,256	(3,125)	83,594	53,725	4,952,573	(4,459,586)	3,767,197
Attributed to controlling shareholders - descontinued operations	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	1,185,376
Attributed to non-controlling interest	-	-	-	-	48,800	(16,331)	63,560	-	-	-	-	-	-	-	-	96,029
EBITDA continued operations	2,644,648	1,428,095	1,573,642	98,629	169,812	114,998	395,447	6,722	447,480	604,984	3,548	88,572	58,209	3,479,746	(4,585,954)	6,528,577

Exhibit II- RESULT BY SUBSIDIARY > ASSETS BY COMPANY
														R$'000
Assets - December-2022	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	1,647,236	4,937,240	282,714	224,833	97,587	6,075	937,476	376,804	26,828	94,931	990,867	1,180,872	(1,476,214)	9,327,249
Cash and cash equivalents	380,955	430,121	61,059	185,916	64,991	3,748	755,355	284,624	22,934	71,141	217,736	199,877	-	2,678,457
Bonds and securities	-	-	-	-	-	-	-	-	-	-	-	93	-	93
Collaterals and escrow accounts	-	90	67	-	-	-	-	-	-	-	-	-	-	157
Customers	389,967	2,429,434	128,589	23,272	-	-	97,594	88,764	2,997	7,184	475,170	-	(300,921)	3,342,050
Dividends receivable	352,718	-	-	-	-	-	45,676	-	-	-	-	824,143	(1,084,207)	138,330
CRC transferred to the State of Paraná	-	-	-	-	-	-		-	-		-
Sectorial financial assets	-	190,699	-	-	-	-	-	-	-	-	-	-	-	190,699
Account receivable related to concession	8,603	-	-	-	-	-	-	-	-	-	-	-	-	8,603
Contract Assets	205,647	-	-	-	-	-	-	-	-	15,013	-	-	-	220,660
Other current receivables	137,224	408,462	49,518	12,237	5	2	5,616	2	-	66	292,962	977	(9,691)	897,380
Inventories	30,024	158,487	5,694	195	-	249	-	-	-	201	-	-	-	194,850
Income tax and social contribution	102,625	95,397	8,705	3,097	12,885	1,693	16,522	1,620	250	1,129	3,619	107,523	-	355,065
Other current recoverable taxes	11,312	1,178,192	28,505	-	19,705	241	120	1,225	16	-	378	-	-	1,239,694
Prepaid expenses	13,000	37,593	577	116	-	142	5,394	569	631	197	1,002	855	-	60,076
Related parties	15,162	8,765	-	-	-	-	11,199	-	-	-	-	47,404	(81,395)	1,135
NON-CURRENT	20,110,117	15,601,575	800,999	623,364	236,832	16,870	6,623,943	561,976	210,555	496,329	818,104	20,894,673	(26,618,884)	40,376,451
Long Term Assets	5,924,570	8,200,557	59,505	80,811	43,358	536	476,931	15,875	15	496,232	809,498	538,071	(203,812)	16,442,145
Bonds and securities	123,022	905	-	-	-	-	286,623	14,750	-	3,974	1,689	-	-	430,963
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	25,619	-	25,619
Collaterals and escrow accounts	-	-	-	-	-	-		-	-		-
Customers	-	109,472	-	-	-	-	347	-	-	-	-	-	-	109,819
CRC transferred to the State of Paraná	-	-	-	-	-	-		-	-		-
Judicial deposits	87,125	384,425	69	58	7,087	536	49	-	-	-	14,362	138,747	-	632,458
Sectoral financial assets	-	190,699	-	-	-	-	-	-	-	-	-	-	-	190,699
Account receivable related to concession	826,871	1,442,819	-	-	-	-	-	-	-	-	-	-	-	2,269,690
Contract Assets	4,607,214	2,332,171	30,032	-	-	-	-	-	-	490,785	-	-	(8,183)	7,452,019
Other non-current receivables	89,225	15,020	29,394	2,508	-	-	-	475	-	1,473	793,339	18	-	931,452
Income tax and social contribution	106,729	19,723	-	1,301	-	-	-	-	-	-	71	-	-	127,824
Deferred income tax and social contribution	-	1,203,057	-	71,094	36,271	-	-	-	-	-	-	333,877	-	1,644,299
Other non-current recoverable taxes	84,383	2,502,266	-	-	-	-	133	649	15	-	37	39,810	-	2,627,293
Prepaid expenses	-	-	10	-	-	-	-	-	-	-	-	-	-	10
Related parties	-	-	-	5,851	-	-	189,779	-	-	-	-	-	(195,630)	-
Investments	7,720,268	534	-	-	-	-	2,402,494	-	-	-	-	20,339,344	(27,136,909)	3,325,731
Property, plant and equipment, net	5,278,437	-	-	345,813	193,421	1,977	3,720,908	315,167	205,250	5	541	7,948	-	10,069,468
Intangible assets	1,126,526	7,257,827	726,107	195,778	53	1,263	1,104	230,934	5,288	92	6,193	4,724	721,837	10,277,727
Right to use an asset	60,316	142,657	15,387	962	-	13,094	22,506	-	-	-	1,872	4,586	-	261,380
TOTAL	21,757,353	20,538,815	1,083,713	848,198	334,418	22,946	7,561,419	938,779	237,382	591,260	1,808,971	22,075,545	(28,095,099)	49,703,700

														R$'000
Assets - December-2021	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,143,149	6,448,051	355,500	166,890	515,430	31,595	817,202	304,190	7,656	67,649	755,227	2,195,398	(2,628,065)	11,189,872
Cash and cash equivalents	1,122,475	393,317	210,641	148,031	298,572	21,470	387,854	68,033	5,459	47,465	143,476	626,052	-	3,472,845
Bonds and securities	-	-	-	-	14,571	-	-	-	-	-	1,459	91	-	16,121
Collaterals and escrow accounts	-	51	131	-	-	-	-	-	-	-	-	-	-	182
Customers	378,594	3,515,448	80,780	15,180	195,336	-	88,506	62,722	2,141	5,744	460,261	-	(371,519)	4,433,193
Dividends receivable	240,269	-	-	-	-	-	55,876	-	-	-	-	1,558,212	(1,786,195)	68,162
Sectorial financial assets	-	383,740	-	-	-	-	-	-	-	-	-	-	-	383,740
Account receivable related to concession	5,121	-	-	-	-	-	-	-	-	-	-	-	-	5,121
Contract Assets	135,723	-	-	-	-	-	-	-	-	12,765	-	-	-	148,488
Other current receivables	128,346	455,868	25,129	1	9	9,639	18,414	71	1	940	116,767	1,150	(6,519)	749,816
Inventories	26,195	169,756	1,297	90	-	240	-	-	-	201	-	-	-	197,779
Income tax and social contribution	62,789	29,523	4,569	3,354	6,555	127	5,453	2,299	10	407	32,835	3,991	-	151,912
Other current recoverable taxes	17,314	1,457,467	32,383	119	222	-	159	818	10	-	372	-	-	1,508,864
Prepaid expenses	11,440	37,156	570	115	165	119	3,302	35	35	127	57	528	-	53,649
Related parties	14,883	5,725	-	-	-	-	267,638	170,212	-	-	-	5,374	(463,832)	-
NON-CURRENT	19,978,375	14,356,650	472,401	646,780	260,771	15,827	6,704,816	691,680	220,476	455,470	763,790	21,699,105	(27,918,477)	38,347,663
Long Term Assets	5,740,657	7,664,328	362,649	80,171	53,732	428	447,458	12,267	22	455,341	757,873	543,877	(375,480)	15,743,322
Bonds and securities	95,528	822	8,332	-	-	-	225,260	11,404	-	3,591	-	-	-	344,937
Other temporary investments	-	-	-	-	-	-	-	-	-	-	-	19,985	-	19,985
Collaterals and escrow accounts	-	142,764	-	-	-	-	-	-	-	-	-	-	-	142,764
Customers	-	70,317	-	-	-	-	11,916	-	-	-	-	-	-	82,233
Judicial deposits	78,198	361,195	71	74	5,576	428	43	-	-	23	14,004	131,519	-	591,131
Sectoral financial assets	-	383,740	-	-		-	-	-	-	-	-	-	-	383,740
Account receivable related to concession	827,950	1,200,708	233,026	-	-	-	-	-	-	-	-	-	-	2,261,684
Contract Assets	4,469,267	1,798,195	29,815	-	-	-	-	-	-	451,187	-	-	(8,904)	6,739,560
Other non-current receivables	90,722	22,742	48,568	2,508	-	-	-	-	-	539	743,869	7,658	-	916,606
Income tax and social contribution	103,837	18,712	-	1,301	-	-	-	-	-	-	-	30,000	-	153,850
Deferred income tax and social contribution	-	679,182	-	70,437	48,156	-	-	-	-	-	-	165,484	-	963,259
Other non-current recoverable taxes	75,155	2,985,951	42,810	-	-	-	86	863	22	-	-	38,659	-	3,143,546
Prepaid expenses	-	-	27	-	-	-	-	-	-	-	-	-	-	27
Related parties	-	-	-	5,851	-	-	210,153	-	-	-	-	150,572	(366,576)	-
Investments	7,588,590	540	-	-	-	-	2,566,095	-	-	-	-	21,144,478	(28,257,569)	3,042,134
Property, plant and equipment, net	5,364,435	-	-	359,431	206,507	2,415	3,657,676	332,980	214,720	10	305	4,112	-	10,142,591
Intangible assets	1,229,006	6,596,184	96,145	207,056	79	1,757	10,964	346,433	5,734	119	4,038	3,473	714,572	9,215,560
Right to use an asset	55,687	95,598	13,607	122	453	11,227	22,623	-	-	-	1,574	3,165	-	204,056
TOTAL	22,121,524	20,804,701	827,901	813,670	776,201	47,422	7,522,018	995,870	228,132	523,119	1,519,017	23,894,503	(30,546,542)	49,537,535

Exhibit II- RESULT BY SUBSIDIARY > LIABILITIES BY COMPANY
														R$'000
Liabilities - December-22	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,077,931	3,970,515	419,277	111,142	45,115	881	490,273	297,517	4,622	34,551	790,165	390,708	(1,476,100)	7,156,597
Social charges and accruals	77,637	154,982	9,892	352	646	-	51	-	37	-	2,587	6,605	-	252,789
Associated companies and parent company	5,897	8,962	-	-	-	-	62,831	913	241	299	378	1,838	(81,359)	-
Suppliers	312,042	1,447,967	97,759	3,320	5,955	76	41,489	23,378	1,357	883	460,957	5,373	(310,534)	2,090,022
Income Tax and Social Contribution payable	-	-	12,534	-	-	-	7,371	130,875	254	546	4,611	-	-	156,191
Other taxes	35,711	182,308	24,641	1,345	358	30	6,604	5,516	248	247	17,908	28,690	-	303,606
Loans and financing	173,609	6,203	-	-	-	-	91,293	-	-	7,733	-	-	-	278,838
Debentures	923,657	373,634	-	-	-	-	49,056	-	-	-	-	-	-	1,346,347
Dividends payable	372,899	265,574	267,149	-	38,156	-	86,592	125,978	1,788	24,519	39,626	344,251	(1,084,207)	482,325
Post employment benefits	18,795	51,978	-	-	-	-	-	-	-	-	84	2,957	-	73,814
Customer charges due	14,914	29,032	-	-	-	-	-	2,343	-	199	-	-	-	46,488
Research and development and energy efficiency	83,566	284,305	-	1,467	-	-	-	826	-	80	-	-	-	370,244
Payables related to concession	1,918	-	-	103,085	-	-	-	-	-	-	-	-	-	105,003
Sectorial financial liabilities	-	433,914	-	-	-	-	-	-	-	-	-	-	-	433,914
Other accounts payable	10,777	48,882	3,580	169	-	774	145	-	-	-	107	436	-	64,870
Other bills to pay	46,509	132,247	3,722	1,404	-	1	144,841	7,688	697	45	263,907	558	-	601,619
PIS and Cofins to be refunded to consumers	-	550,527	-	-	-	-	-	-	-	-	-	-	-	550,527
NON-CURRENT	6,889,354	9,958,028	107,306	771,897	16,322	13,431	2,174,205	78,093	3,108	52,623	600,024	867,473	(115,986)	21,415,878
Associated companies and parent company	-	-	-	-	-	-	189,888	-	-	-	-	5,851	(195,739)	-
Suppliers	125,448	-	-	-	-	-	-	-	-	-	-	-	-	125,448
Deferred income tax and social contribution	1,188,192	-	36,200	-	-	-	10,632	73,025	416	17,838	99,217	-	92,162	1,517,682
Tax liabilities	55,695	566,826	-	-	6,331	536	-	-	-	-	427	3,676	-	633,491
Loans and financing	2,215,315	751,805	-	-	-	-	1,378,697	-	-	25,708	-	-	-	4,371,525
Debentures	2,304,860	3,642,973	-	-	-	-	509,675	-	-	-	-	-	-	6,457,508
Post-employment benefits	300,979	657,867	9,294	-	901	-	-	-	-	-	3,292	23,890	-	996,223
Research and development and energy efficiency	5,983	223,805	-	-	7,698	-	-	5,068	-	1,960	-	-	-	244,514
Payables related to the concession	61,437	-	-	771,102	-	-	-	-	-	-	-	-	-	832,539
Sectorial financial liabilities	-	49,341	-	-	-	-	-	-	-	-	-	-	-	49,341
Lease liability	52,848	100,659	12,421	795	-	12,895	23,030	-	-	-	1,865	4,373	-	208,886
Other payables	46,169	16,006	33,223	-	-	-	54,340	-	-	-	494,641	25,241	(24,386)	645,234
PIS/Cofins to be refunded to consumers	-	1,444,631	-	-	-	-	-	-	-	-	-	-	-	1,444,631
Provision for allocation of PIS and Cofins credits	-	1,851,257	-	-	-	-	-	-	-	-	-	-	-	1,851,257
Provisions for litigation	532,428	652,858	16,168	-	1,392	-	7,943	-	2,692	7,117	582	804,442	11,977	2,037,599
EQUITY	12,790,068	6,610,272	557,130	(34,841)	272,981	8,634	4,896,941	563,169	229,652	504,086	418,782	20,817,364	(26,503,013)	21,131,225
Attributable to controlling shareholders	12,790,068	6,610,272	557,130	(34,841)	272,981	8,634	4,896,941	563,169	229,652	504,086	418,782	20,817,364	(26,816,874)	20,817,364
Capital	6,242,757	5,359,206	220,966	35,503	425,662	15,085	4,685,823	409,509	223,913	239,000	237,210	10,800,000	(18,094,634)	10,800,000
Advance for Future Capital Increase	-	-	-	-	-	1,600	1,460	-	-	-	-	-	(3,060)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	586,054	15,777	(363)	7,050	137	(1)	-	-	-	-	(1,113)	593,382	(607,541)	593,382
Legal Reserves	877,479	306,744	44,193	-	-	-	34,835	46,488	376	24,970	22,794	1,512,687	(1,357,879)	1,512,687
Profit retention reserve	4,241,625	928,545	292,334	-	-	-	382,719	-	-	222,819	123,934	7,911,295	(6,191,976)	7,911,295
Additional proposed dividends	842,153	-	-	-	-	-	68,365	107,172	5,363	17,297	35,957	-	(1,076,307)	-
Accumulated profit	-	-	-	(77,394)	(152,818)	(8,050)	(276,261)	-	-	-	-	-	514,523	-
Attributable to noncontrolling interests	-	-		-	-	-	-	-	-	-	-	-	313,861	313,861
TOTAL	21,757,353	20,538,815	1,083,713	848,198	334,418	22,946	7,561,419	938,779	237,382	591,260	1,808,971	22,075,545	(28,095,099)	49,703,700

														R$'000
Liabilities - December-21	Geração e Transmissão	Distribuição	Compagas	Elejor	UEG Araucária	Serviços	Wind Farms	FDA	Bela Vista	Costa Oeste, Marumbi, Uirapuru	Mercado Livre	Holding	Eliminations	Consolidated
CURRENT	2,800,427	4,827,276	220,216	107,772	221,853	27,808	415,778	179,297	3,915	32,592	608,496	1,163,814	(2,629,251)	7,979,993
Social charges and accruals	160,516	369,864	8,828	405	694	21,309	144	-	127	2	6,467	36,454	-	604,810
Associated companies and parent company	432,367	11,571	-	-	-	28	15,578	526	101	268	261	2,292	(462,992)	-
Suppliers	439,856	1,743,382	63,862	4,745	183,431	1,155	41,400	33,622	3,239	775	445,678	3,353	(378,763)	2,585,735
Income Tax and Social Contribution payable	-	-	1,216	-	-	348	11,564	48,339	251	415	-	1,813	-	63,946
Other taxes	36,322	334,738	11,995	3,493	878	1,038	5,569	2,533	146	203	9,062	34,956	-	440,933
Loans and financing	133,964	11,113	-	-	-	-	106,927	-	-	7,910	-	321,157	(1,301)	579,770
Debentures	808,303	783,245	-	-	-	-	51,221	-	-	-	-	501,716	-	2,144,485
Dividends payable	638,378	824,833	129,061	-	35,718	-	99,247	85,798	51	22,276	20,785	260,995	(1,786,195)	330,947
Post employment benefits	17,568	48,415	-	-	-	2,547	-	-	-	-	77	229	-	68,836
Customer charges due	16,578	176,798	-	-	-	-	-	4,726	-	284	-	-	-	198,386
Research and development and energy efficiency	61,190	228,457	-	975	1,009	-	-	795	-	69	-	-	-	292,495
Payables related to concession	7,207	-	-	97,756	-	-	-	-	-	-	-	-	-	104,963
Sectorial financial liabilities	-	139,770	-	-	-	-	-	-	-	-	-	-	-	139,770
Other accounts payable	11,677	31,448	2,803	98	120	538	185	-	-	-	70	301	-	47,240
Other bills to pay	36,501	116,348	2,451	300	3	845	83,943	2,958	-	390	126,096	548	-	370,383
PIS and Cofins to be refunded to consumers	-	7,294	-	-	-	-	-	-	-	-	-	-	-	7,294
NON-CURRENT	6,658,873	8,418,869	99,784	746,843	13,771	39,884	2,123,609	115,453	3,566	58,590	520,658	893,665	(311,258)	19,382,307
Associated companies and parent company	-	-	-	-	-	-	210,261	-	-	-	-	5,851	(216,112)	-
Suppliers	125,249	-	-	-	-	-	-	-	-	-	-	-	-	125,249
Deferred income tax and social contribution	1,045,740	-	26,602	-	-	-	2,885	112,759	9	15,056	76,690	-	85,087	1,364,828
Tax liabilities	49,947	535,572	-	-	5,175	503	-	-	-	-	353	3,260	-	594,810
Loans and financing	1,289,693	168,634	-	-	-	-	1,287,535	-	-	33,113	-	468,970	(149,271)	3,098,674
Debentures	3,057,051	2,416,356	-	-	-	-	529,725	-	-	-	-	-	-	6,003,132
Post-employment benefits	367,621	802,222	10,528	-	707	28,480	-	-	-	-	2,858	13,922	-	1,226,338
Research and development and energy efficiency	57,043	266,650	-	-	6,470	-	-	2,694	-	1,745	-	-	-	334,602
Payables related to the concession	52,153	-	-	746,843	-	-	-	-	-	-	-	-	-	798,996
Sectorial financial liabilities		153,409	-	-		-	-			-	-	-	-	153,409
Other payables	46,272	69,365	11,381	-	394	10,842	22,738	-	-	-	1,545	2,957	-	165,494
Tax, social security, labor and civil provisions	41,170	15,522	35,129	-	-	-	67,475	-	-	-	438,600	50,943	(48,930)	599,909
PIS/Cofins to be refunded to consumers	-	3,319,501	-	-	-	-	-	-	-	-	-	-	-	3,319,501
Provisions for litigation	526,934	671,638	16,144	-	1,025	59	2,990	-	3,557	8,676	612	347,762	17,968	1,597,365
EQUITY	12,662,224	7,558,556	507,901	(40,945)	540,577	(20,270)	4,982,631	701,120	220,651	441,936	389,863	21,837,024	(27,606,033)	22,175,235
Attributable to controlling shareholders	12,662,224	7,558,556	507,901	(40,945)	540,577	(20,270)	4,982,631	701,120	220,651	441,936	389,863	21,837,024	(27,944,244)	21,837,024
Capital	5,772,757	5,359,206	220,966	35,503	425,662	15,085	4,693,595	409,509	223,862	217,941	237,210	10,800,000	(17,611,296)	10,800,000
Advance for Future Capital Increase	470,000	-	-	-	-	1,600	108,912	-	-	-	-	-	(580,512)	-
Capital reserves	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Equity valuation adjustments	564,349	(103,977)	(1,796)	256	240	(27,869)	-	-	-	-	(1,015)	426,170	(430,188)	426,170
Legal Reserves	792,277	306,744	44,193	-	7,520	-	29,037	34,217	-	20,318	17,375	1,457,087	(1,251,681)	1,457,087
Retained earnigs	4,205,112	1,808,323	244,538	-	107,155	-	389,757	-	-	194,887	125,460	7,785,092	(7,075,232)	7,785,092
Additional proposed dividends	857,729	188,260	-	-	-	-	-	257,394	-	8,790	10,833	1,368,675	(1,323,006)	1,368,675
Accrued earnings (losses)	-	-	-	(76,704)	-	(9,086)	(238,670)	-	(3,211)	-	-	-	327,671	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	-	-	-	-	338,211	338,211
TOTAL	22,121,524	20,804,701	827,901	813,670	776,201	47,422	7,522,018	995,870	228,132	533,118	1,519,017	23,894,503	(30,546,542)	49,537,535

Exhibit III - ENERGY MARKET> TARIFFS
Supply Tariff (R$/MWh)	Amount	Dec-22	Dec-21	Δ%
	Average MW
Copel Geração e Transmissão	269	239.53	217.06	10.4
Auction CCEAR 2011 - 2040 ( HPP Mauá)	100	277.07	250.67	10.5
Auction CCEAR 2013 - 2042 (Cavernoso II)	8	302.31	275.85	9.6
Auction - CCEAR 2015 - 2044 (HPP Colíder)	125	211.44	191.43	10.5
Auction - CCAR 2018 - 2048 (HPP Baixo Iguaçu)	36	220.04	200.4	9.8
Copel Distribuição
Concession holders in the State of Paraná	14	262.7	235.12	11.7
Total / Tariff Weighted Average Supply		239.53	213.12	12.4
Contains PIS and COFINS. Net of ICMS.

Purchase Tariff - Copel Distribuição (R$/MWh)	Amount	Dec-22	Dec-21	Δ%
	Average MW
Itaipu [1]	570	279.09	318.81	(12.5)
Auction – CCEAR 2010 – H30	70	289.97	259.53	11.7
Auction – CCEAR 2010 – T15 [2]	60	185.46	293.75	(36.9)
Auction – CCEAR 2011 – H30	58	298.96	267.57	11.7
Auction – CCEAR 2011 – T15 [2]	54	229.16	457.09	(49.9)
Auction – CCEAR 2012 – T15 [2]	108	171.88	301.46	(43.0)
Auction – CCEAR 2016 – T20 [2]	27	207.85	187.54	10.8
Angra	106	335.41	225.83	48.5
CCGF [3]	679	133.23	117.91	13.0
Santo Antônio	139	185.53	166.05	11.7
Jirau	231	163.25	146.11	11.7
Others Auctions [4]	615	229.31	287.87	(20.3)
Total / Average Purchuse Tariff	2,715	211.65	231.36	(8.5)
Contains PIS and COFINS
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
[3] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[4] Products average price, does not include PROINFA.
*The table has been updated for all periods as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing 78/2011 Aneel approved on 03.28.2016.

Retail Tariff - Copel Distribuição (R$/MWh)		Dec-22	Dec-21	Δ%

Industrial		506.44	540.97	(6.4)
Residential		530.23	530.98	(0.1)
Commercial		598.00	629.62	(5.0)
Rural		570.28	589.41	(3.2)
Other		407.55	401.34	1.5
Retail Tariff supply average tariff		583.46	592.17	(1.5)
Demand average tariff (R$/kW)		29.82	29.92	(0.3)
Does not consider tariff flags, Pis/Pasep and net of ICMS.

Exhibit III - ENERGY MARKET> ELECTRICITY PURCHASED AND CHARGES
						R$'000
Electricity Purchased for Resale	4Q22	4Q21	Δ %	2022	2021	Δ %
Purchase of energy in the regulated party - CCEAR	917,953	1,098,441	(16.4)	3,538,507	3,872,427	(8.6)
Itaipu Binacional	368,504	458,034	(19.5)	1,460,955	1,787,691	(18.3)
Câmara de Comercialização de Energia - CCEE	67,738	98,817	(31.5)	370,207	1,673,116	(77.9)
Micro and mini generators and customer repurchase	197,863	138,216	43.2	675,804	360,371	87.5
Proinfa	107,315	68,123	57.5	437,461	271,435	61.2
Bilateral Agreements	669,906	764,905	(12.4)	2,609,713	2,578,241	1.2
Fair value in the purchase and sale of energy	(4,139)	35,818	-	-	35,818	-
(-) PIS/Pasep and Cofins	(252,353)	(300,507)	(16.0)	(995,737)	(1,075,356)	(7.4)
TOTAL	2,072,787	2,361,847	(12.2)	8,096,910	9,503,743	(14.8)

						R$'000
Charges of the main distribution and transmission grid	4Q22	4Q21	Δ %	2022	2021	Δ %
Itaipu transportation charges	40,529	40,563	(0.1)	150,159	156,815	(4.2)
System Service Charges - ESS	1,260	501,499	(99.7)	340,254	888,162	(61.7)
System usage charges	572,052	411,292	39.1	2,018,371	1,658,699	21.7
Charge reserve energy - EER	97,462	19,232	406.8	297,058	76,328	289.2
System usage charges - Provisions	(73)	-	-	2,032	-	-
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(72,665)	(93,752)	(22.5)	(287,345)	(278,363)	3.2
TOTAL	638,566	878,834	(27.3)	2,520,527	2,501,641	0.8

Exhibit III - ENERGY MARKET> ENERGY BALANCE
					(average MW)
Energy Balance - Copel GET	2022	2023	2024	2025	2026
Own Resources GeT	2,222	2,160	2,146	1,612	1,612
GeT	1,551	1,517	1,517	1,517	1,517
GPS + Bela Vista + FDA	671	643	629	95	95
Own Resources SPP and Wind Farm	387	392	392	392	392
Purchases	153	61	15	15	-
TOTAL OWN RESOURCES + SOLD	2,762	2,613	2,554	2,020	2,004
TOTAL SOLD	2,345	2,184	1,706	1,411	1,068
Sales (Regulated)	598	781	649	664	664
Sales (Regulated) %	22%	30%	25%	33%	34%
Sales (Free Market)	1,747	1,403	1,057	748	404
Sales (Free Market) %	63%	54%	41%	37%	20%
Total Available	417	429	847	609	936
Total Available (%)	15%	16%	34%	30%	46%
Avarege price of energy sold (R$)	206.29	209.43	193.57	195.60	203.72
Reference: December/22
Note: Considers Assured Power updated by Ordinance No. 709/2022 for: FDA, Segredo, Salto Caxias and GPS.
(1) Includes Mauá and Baixo Iguaçu Power Plants (proportional to the stake in the project) and GPS 30% (ex-CCGF). Does not include Elejor and Foz do Chopim.
(2) Does not include Voltália Wind Complex.

Comments:
1- Excluding losses and internal consumption.
2- Considering the GFs of wind SPEs constant for all periods.
3- Considering the Sales of wind SPEs constant for all periods.
4- Considering energy purchases in each period.
5 - Prices updated according to the contractual readjustment index, from the reference dates until September/2022.
6 - The GPS CCGF RAG is not considered in the calculation of average prices.
7 - From 2025 disregards FDA.
Reference Month: December/2022

Exhibit III - ENERGY MARKET> WIND POWER PRICES

Wind Farms - Sold	Auction ¹	Price (R$)²	Start of Supply	End of Supply
São Bento Energia, Invest. e Part. S.A.
GE Boa Vista S.A.	2º LFA (08/26/2010)	283.38	01-Jan-13	12/31/2032
GE Farol S.A.		275.12
GE Olho D’Água S.A.		275.12
GE São Bento do Norte S.A.		275.12
Copel Brisa Potiguar S.A.
Nova Asa Branca I Energias Renováveis S.A.	2º LFA (08/26/2010)	278.06	01-Jan-13	12/31/2032
Nova Asa Branca II Energias Renováveis S.A.		278.06
Nova Asa Branca III Energias Renováveis S.A.		278.06
Nova Eurus IV Energias Renováveis S.A.		278.06
Santa Maria Energias Renováveis S.A.	4º LER (08/18/2011)	195.96	01-Jul-14	06/30/2034
Santa Helena Energias Renováveis S.A.		195.96
Ventos de Santo Uriel S.A.		194.44
Cutia
UEE Cutia S.A.	6º LER (10/31/2014)	230.50	01-Oct-17	09/30/2037
UEE Esperança do Nordeste S.A.		230.50
UEE Guajiru S.A.		230.50
UEE Jangada S.A.		230.50
UEE Maria Helena S.A.		230.50
UEE Paraíso dos Ventos do Nordeste S.A.		230.50
UEE Potiguar S.A.		230.50
Bento Miguel
CGE São Bento do Norte I S.A.	20ª LEN (11/28/2014)	218.33	01-Jan-19	12/31/2038
CGE São Bento do Norte II S.A.		218.33
CGE São Bento do Norte III S.A.		218.33
CGE São Miguel I S.A.		218.33
CGE São Miguel II S.A.		218.33
CGE São Miguel III S.A.		218.33
Vilas
Vila Ceará I (Antiga Vila Paraíba IV)	28ª LEN (08/31/2018)	117.40	01-Jan-24	12/31/2043
Vila Maranhão I		117.40
Vila Maranhão II		117.40
Vila Maranhão III (Antiga Vila Paraíba III)		117.40
Vila Mato Grosso (Antiga Vila Alagoas III)	29ª LEN (06/28/2019)	97.93	01-Jan-23	12/31/2042
Jandaira
Jandaira I	30ª LEN (10/18/2019)	119.76	01-Jan-25	12/31/2044
Jandaira II		119.76
Jandaira III		119.76
Jandaira IV		119.76
Aventura
Aventura II	26º LEN (20/12/2017)	128.29	01-Jan-23	12/31/2042
Aventura III		128.29
Aventura IV		128.29
Aventura V		128.29
Santa Rosa & Mundo Novo
Santa Rosa & Mundo Novo I	26º LEN (20/12/2017)	130.94	01-Jan-23	12/31/2042
Santa Rosa & Mundo Novo II		130.94
Santa Rosa & Mundo Novo III		130.94
Santa Rosa & Mundo Novo IV		130.94
Santa Rosa & Mundo Novo V		130.94
Voltália
Carnaúbas	04ª LER (08/18/2011)	190.08	01-Jul-14	06/30/2034
Reduto		190.08
Santo Cristo		190.08
São João		190.08
¹LFA - Alternative Sources Auction/LER - Reserve Energy Auction/LEN - New Energy Auction.
² Price updated until Sep/2022. Source:CCEE

Exhibit III - ENERGY MARKET> DISTRIBUTION MARKET
Copel’s Total Market	Number of Customers / Agreements			Energy Sold (GWh)
	Dec-22	Dec-21	∆%	4Q22	4Q21	∆%	2022	2021	∆%

Copel DIS	5,011,883	4,927,012	1.7	5,961	5,779	3.1	23,470	22,555	4.1
Captive Market	5,011,555	4,926,608	1.7	4,746	4,891	(3.0)	19,370	19,312	0.3
Concessionaries and Licensees	2	2	-	22	23	(3.4)	91	86	5.8
CCEE (Assigments MCSD EN)	304	376	(19.1)	80	314	(74.4)	239	986	(75.7)
CCEE (MVE)	22	26	(15.4)	177	114	54.9	702	477	47.1
CCEE (MCP) [2]	-	-	-	936	437	1.1	3,068	1,694	0.8
Copel GeT	284	264	7.6	4,334	4,359	(0.6)	17,344	17,328	0.1
CCEAR (Copel DIS)	3	3	-	31	31	-	122	122	0.1
CCEAR (other concessionaries)	101	101	-	566	568	(0.4)	2,215	2,215	-
Free Customers	1	17	(94.1)	-	315	-	-	1,298	-
Bilateral Agreements (Copel Mercado Livre)	175	132	32.6	3,452	3,252	6.1	13,893	12,978	7.1
Bilateral Agreements [1]	4	11	(63.6)	36	193	(81.4)	259	715	(0.6)
CCEE (MCP) [2]	-	-	-	249	-	-	855	-	-
Wind Farms Complex	363	354	2.5	884	661	33.8	3,150	2,341	34.6
	6	6	-	8	8	-	32	32	-
CCEAR (other concessionaries)	328	328	-	325	325	-	1,289	1,289	-
CER	10	10	-	231	231	-	916	915	0.1
Bilateral Agreements (Copel Mercado Livre)	9	5	80.0	140	42	233.3	374	42	790.5
Bilateral Agreements	10	5	100.0	148	36	309.9	482	36	-
CCEE (MCP) [2]	-	-	-	33	19	73.7	58	27	114.8
Copel Mercado Livre	1,683	1,637	2.8	6,209	6,022	3.1	24,816	23,192	7.0
Free Customers	1,490	1,363	9.3	2,802	2,158	29.8	11,498	8,239	39.6
Bilateral Agreements (Group Companies)	16	39	(59.0)	309	1,031	(70.0)	1,208	3,535	(65.8)
Bilateral Agreements	177	235	(24.7)	3,051	2,833	7.7	11,949	11,337	5.4
CCEE (MCP) [2]	-	-	-	47	-	-	161	81	98.8
Total Copel	5,014,213	4,929,267	1.7	17,388	16,821	3.4	68,781	65,415	5.1
Eliminations (operations with Group companies)				(3,940)	(4,364)	(9.7)	(16,958)	(13,522)	25.4
Total Consolidated Copel	5,014,213	4,929,267	1.7	13,448	12,457	8.0	51,823	51,893	(0.1)
Note: Not considering the energy from MRE (Energy Relocation Mechanism) and the energy from TPP Araucária sold in the CCEE Spot Market.
1 Includes Short Term Sales Agreements and CBR
2 Assured Power allocated in the period, after impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy / MCSD EN - Mechanism for Compensation of Surpluses and Deficits of New Energy / MVE - MVE - Sale of energy to the free market through the Surplus Selling Mechanism.

Copel’s Dis Market	Number of Customers			Consumed Energy (GWh)
	Dec-22	Dec-21	∆%	4Q22	4Q21	∆%	2022	2021	∆%
Residential	4,127,292	4,038,454	2.2	2,055	2,047	0.4	8,212	8,068	1.8
Industrial	69,731	71,651	(2.7)	3,047	3,003	1.5	12,249	11,960	2.4
Captive	68,618	70,632	(2.9)	507	556	(8.8)	2,102	2,275	(7.6)
Free	1,113	1,019	9.2	2,540	2,447	3.8	10,147	9,685	4.8
Commercial	431,417	423,812	1.8	1,518	1,548	(1.9)	6,256	5,888	6.2
Captive	429,962	422,560	1.8	1,049	1,094	(4.1)	4,295	4,149	3.5
Free	1,455	1,252	16.2	470	454	3.5	1,961	1,739	12.8
Rural	331,987	342,465	(3.1)	571	622	(8.3)	2,487	2,562	(2.9)
Captive	331,938	342,428	(3.1)	536	595	(9.9)	2,357	2,460	(4.2)
Free	49	37	32.4	35	27	27.7	130	102	27.4
Others	53,757	52,544	2.3	601	602	(0.2)	2,411	2,364	2.0
Captive	53,745	52,534	2.3	599	601	(0.3)	2,404	2,359	1.9
Free	12	10	20.0	2	1	25.3	7	5	27.6
Total Captive Market	5,011,555	4,926,608	1.7	4,746	4,892	(3.0)	19,370	19,312	0.3
Total Free Market	2,629	2,318	13.4	3,047	2,929	4.0	12,244	11,531	6.2
Supply to Concessionaries	7	7	-	224	233	(3.8)	925	932	(0.8)
Total Grid Market	5,014,191	4,928,933	1.7	8,017	8,055	(0.5)	32,539	31,775	2.4
Micro and Mini Distributed Energy Generation (MMDEG)				(358)	(206)	73.6	(1,169)	(657)	77.8
Total Billed Market				7,659	7,848	(2.4)	31,370	31,118	0.8

Exhibit III - ENERGY MARKET> ENERGY FLOW
												GWh
Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED
	4Q22	4Q21	4Q22	4Q21	4Q22	4Q21	4Q22	4Q21	4Q22	4Q21	4Q22	4Q21
Own Generation	-	-	6,979	3,276	886	668					7,865	3,945
Purchased energy	6,454	6,463	370	1,457	-	-	6,209	6,022	3,940	4,364	9,093	9,577
Copel Mercado Livre	-		309	1,024		-			309	1,024	-	-
Companies of the group	39	39	-				3,592	3,302	3,631	3,341	-	-
Itaipu	1,328	1,370									1,328	1,370
Auction – CCEAR	3,130	3,145									3,130	3,145
CCEE (MCP)	-	-		-				12			-	12
Angra	234	246									234	246
CCGF	1,505	1,505									1,505	1,505
Proinfa	119	128									119	128
Other (1)	99	30	-	23	-		2,617	2,686			2,716	2,739
Elejor	-						-	22			-	22
Dona Francisca	-		34	34							34	34
MRE Receipt	-		27	376							27	376
Avaiable	6,454	6,463	7,349	4,733	886	668	6,209	6,022	3,940	4,364	16,958	13,522
Captive Market	4,746	4,891									4,746	4,891
Concessionaires (2)	22	23	36	37							58	60
CCEE concessionaire supply (3)	-	-	-	-							-	-
CCEE (MCSD EN Assignments) (4)	80	314	-	-							80	314
CCEE (MVE) (5)	177	114	-	-							177	114
CCEE (MCP) (6)	936	437	249	(13)	33	19	47	-			1,265	443
Free Customers	-	-	-	315	-	-	2,802	2,158			2,802	2,473
Bilateral Agreements	-	-	-	156	148	36	3,051	2,833			3,199	3,025
Auction – CCEAR (7)	-	-	566	568	325	325					891	893
MRE assignment (8)	-	-	3,015	387							3,015	387
CER (9)	-	-	-	-	231	231					231	231
Copel Mercado Livre	-	-	3,452	3,252	140	42			3,592	3,294	-	-
Companies of the group	-	-	31	31	8	8	309	1,031	348	1,070	-	-
Losses and Differences	493	684	-	-	1	7					494	691
Basic network losses	89	125									89	125
Distribution losses	336	480									336	480
CG contract allocation (10)	68	79									68	79
(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

Energy Flow	COPEL DIS		COPEL GET + FDA + BELA VISTA		WIND POWER		COPEL COM		ELIMINATIONS		CONSOLIDATED
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Own Generation	-	-	21,999	14,587	2,724	2,466	-	-	-	-	24,723	17,054
Purchased energy	25,442	25,338	3,063	5,046	114	104	24,817	23,192	15,691	16,714	37,745	36,965
Copel Mercado Livre	-	-	1,208	3,424	-	104	-	-	1,208	3,528	-	-
Companies of the group	155	154	-	-	-	-	14,328	13,033	14,483	13,187	-	-
Itaipu	5,271	5,435	-	-	-	-	-	-	-	-	5,271	5,435
Auction – CCEAR	12,354	12,215	-	-	-	-	-	-	-	-	12,354	12,215
CCEE (MCP)	-	-	-	240	6	-	12	12	-	-	18	252
Angra	928	976	-	-	-	-	-	-	-	-	928	976
CCGF	5,901	5,916	-	-	-	-	-	-	-	-	5,901	5,916
Proinfa	441	464	-	-	-	-	-	-	-	-	441	464
Other (1)	392	178	-	49	108	-	10,477	10,079	-	-	10,977	10,306
Elejor	-	-	-	-	-	-	-	45	-	-	-	45
Dona Francisca	-	-	134	135	-	-	-	-	-	-	134	135
MRE Receipt	-	-	1,721	1,198	-	-	-	23	-	-	1,721	1,221
Avaiable	25,442	25,338	25,062	19,633	2,838	2,570	24,817	23,192	15,691	16,714	62,468	54,019
Captive Market	19,371	19,578	-	-	-	-	-	-	-	-	19,371	19,578
Concessionaires (2)	91	87	73	74	-	-	-	-	-	-	164	161
CCEE concessionaire supply (3)	-	-	78	78	-	-	-	-	-	-	78	78
CCEE (MCSD EN Assignments) (4)	239	986	-	-	-	-	-	-	-	-	239	986
CCEE (MVE) (5)	702	477	-	-	-	-	-	-	-	-	702	477
CCEE (MCP) (6)	3,069	1,694	852	(337)	63	132	162	81	-	-	4,146	1,570
Free Customers	-	-	-	1,298	93	-	11,498	8,239	-	-	11,591	9,537
Bilateral Agreements	-	-	108	565	389	36	11,949	11,337	-	-	12,446	11,938
Auction – CCEAR (7)	-	-	2,215	2,215	1,286	1,289	-	-	-	-	3,501	3,504
MRE assignment (8)	-	-	7,658	2,639	-	-	-	-	-	-	7,658	2,639
CER (9)	-	-	-	-	916	916	-	-	-	-	916	916
Copel Mercado Livre	-	-	13,955	12,979	374	46	-	-	14,329	13,025	-	-
Companies of the group	-	-	123	122	32	32	1,208	3,535	1,363	3,689	-	-
Losses and Differences	1,970	2,516	-	-	(315)	119	-	-	-	-	1,655	2,635
Basic network losses	471	513	-	-	-	-	-	-	-	-	471	513
Distribution losses	1,201	1,694	-	-	-	-	-	-	-	-	1,201	1,694
CG contract allocation (10)	298	309	-	-	-	0	-	-	-	-	298	309
(1) Others: Energy purchased by Copel Comercialização. Includes MCSD EM Assignments of Copel Distribuição (purchase)
(2) Energy supply to concessionaires and licensees with their own market below 500GWh/year
(3) Supply of energy to CCEE's agent distributor, through a Regulated Bilateral Contract Agreement - CBR
(4) Assignments MCSD EN - Contractual assignments to other distributors through the New Energy Surplus and Deficit Compensation Mechanism
(5) CCEE (MVE): Financial settlement of energy surpluses from the distributor to the free market through the Surplus Sale Mechanism
(6) CCEE (MCP): Electric Energy Commercialization Chamber (Spot Market).
(7) CCEAR: Energy Trading Agreement in the Regulated Environment.
(8) MRE: Energy Reallocation Mechanism.
(9) CER: Reserve Energy Contract.
(10) Considers the effects of Mini and Micro Distributed Generation (MMGD).
(11) CG: Submarket Center of Gravity (difference between billed and received energy at the CG).
It does not consider the energy produced by UTE Araucária sold on the spot market (MCP).

Exhibit III - ENERGY MARKET> ENERGY FLOW

ENERGY FLOW CONSOLIDATED 4Q22

GWh

Own Generation
7,865 46.4%

Purchased energy
9,093 53.6%

CCEAR:	12,354
Itaipu:	5,271
Dona Francisca:	134
CCEE (MCP):	18
Angra:	928
CCGF:	5,901
MRE:	1,721
Proinfa:	441
Other[1]:	10,977

Total Available Power
16,958

Captive Market
4,746 28.0%

Concessionaires[2]
58 0.3%

Electricity sales to distributor CCEE[3]
0 0.0%

Assignment MCSD EN[4]
80 0.5%

CCEE (MVE)[5]
177 1.0%

Free Customers
2,802 16.5%

Supplied Energy
8,601 50.7%

Bilateral Agreements:	3,199
CCEAR:	891
CER:	231
CCEE (MCP):	1,265
MRE:	3,015

Losses and Differences
494 2.9%

Basic network losses:	89
Distribution losses:	336
CG contract allocation:	68
Wind Farms	1

ENERGY FLOW CONSOLIDATED 2022

GWh

Own Generation
24,723 39.6%

Purchased energy
37,745 66.8%

CCEAR:	12,354
Itaipu:	5,271
Dona Francisca:	134
CCEE (MCP):	18
Angra:	928
CCGF:	5,901
MRE:	1,721
Proinfa:	441
Outros[1]:	10,977

Total Available Power
62,468

Captive Market
19,371 31.0%

Concessionaires[2]
164 0.3%

Electricity sales to distributor CCEE[3]
78 0.1%

Assignment MCSD EN[4]
239 0.4%

CCEE (MVE)[5]
702 1.1%

Free Customers
11,591 18.6%

Supplied Energy
28,667 40.6%

Bilateral Agreements:	12,446
CCEAR:	3,501
CER:	916
CCEE (MCP):	4,146
MRE:	7,658

Losses and Differences
1,655 2.6%

Basic network losses:	471
Distribution losses:	1,201
CG contract allocation:	298
Wind Farms	(315)

Notes:

CCEAR: Energy Purchase Agreements in the Regulated Market.
CER: Reserve Energy Agreements.
MRE: Energy Reallocation Mechanism.
CCEE (MCP): Electric Power Trade Chamber (Short-term market).
CG: Center of gravity of the Submarket (difference between billed and energy received from CG).
[1] Other: Energy purchased by Copel Comercialização and Copel Distribuição
[2] Electricity sales to concessionaries and licensees with own market of less than 500GWh/year
[3] Eletricity sales to the agent distributor of CCEE through a Regulated Bilateral Contract - CBR
[4] Assignments MCSD EN - Contractual assignments to other distributors through the Mechanism for Compensation of Surpluses and Deficits (MCSD)
Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).
[5] CCEE (MVE) - Financial settlemen of energy to the free market through the Surplus Selling Mechanism.
It does not consider the energy produced by TPP Araucária sold in the MCP (Short Term Market) or through bilateral contracts.

Exhibit IV - OPERATIONAL DATA> INDICATORS SUMMARY
MANAGEMENT
Copel Staff List	2018	2019	2020	2021	2022
Geração e Transmissão	1,660	1,620	1,533	1,523	1,487
Distribuição	5,364	4,964	4,641	4,430	4,257
Telecomunicações	478	412	355	0	0
Holding	75	61	96	169	84
Comercialização	34	38	42	44	47
Serviços	-	-	-	217	-
TOTAL	7,611	7,095	6,667	6,383	5,875

Cotrolated Staff List	2018	2019	2020	2021	2022
Compagás	159	148	142	133	132
UEG Araucária	17	16	17	15	15
Elejor	7	7	7	7	7

GENERATION
Copel GET	Amount		Installed Capacity (MW)		Assured Power (Average MW)
Hydroelectric	18		4,868.5		2,067.9
Thermoelectric	1		20.0		10.3
Wind	43		1,130.2		561.3
Copel GET (Interest)
Hydroelectric	3		299.6		155.2
Thermoelectric	1		294.8		222.4
Total Copel GET	66		6,613.1		3,017.1
Other Interest Copel
Hydroelectric	5		201.3		109.7
Thermoelectric	1		98.3		74.1
Wind	4		52.8		28.0
Solar	1		1.1		-
Total Other Interest	11		353.5		211.8
TOTAL Copel Group	77.0		6,966.6		3,228.9

TRANSMISSION
Copel GeT	Amount			APR (R$ million)
Transmission Lines (km)		3,705		901.3
Substation (amount)		43
Interest	Amount			Proporcional APR (R$ million)
Transmission Lines (km)		5,980		490.9
Substation (amount)		8
TOTAL	TL	9,685		1,392.2
	Substation	51

DISTRIBUTION
Distribution lines (km)	208,133			Captive customers	5,011,555
Substations	389			Customers by distribution employee	1,177
Installed power substations (MVA)	11,810			DEC (in hundredths of an hour and minute)	7.98
Municipalities served	395			FEC (number of outages)	5.29
Locations served	1,113

MERCADO LIVRE
Number of contracts	1,683
Energy sold (GWh)	24,816

Exhibit IV - OPERATIONAL DATA> GENERATION
COPEL GET
	Installed Capacity (MW)	Assured Power (Average MW)	Generation (GWh)*	Concession Expires
Hydroelectric Power Plants	4,868.5	2,067.9	764.0
Large hydroelectric power plant (HPP)	4,801.8	2,025.4	82.3
Gov. Bento Munhoz da Rocha Netto (Foz do Areia)(5)	1,676.0	575.3	12.3	12.21.2024
Gov. Ney Aminthas de B. Braga (Segredo)(5)	1,260.0	558.3	9.1	09.25.2032
Gov. José Richa (Salto Caxias)(5)	1,240.0	575.4	4.6	03.20.2033
Gov. Parigot de Souza (1)(5)	260.0	103.6	39.3	01.03.2053
- Regime de Cotas (70%)	182.0	72.5	27.5
- Copel GeT(30%)	78.0	31.1	11.8
Colíder(5)	300.0	178.1	0.0	01.30.2046
Guaricana(5)	36.0	16.1	4.6	07.21.2028
Bela Vista(2)	29.8	18.6	12.4	01.02.2041
Small hydroelectric power station (SHP)	57.1	37.3	656.8
Cavernoso (5)	1.3	1.0	3.9	06.23.2033
Cavernoso II(5)	19.0	10.6	11.0	12.06.2050
Chaminé (5)	18.0	11.6	5.1	08.02.2028
Apucaraninha (5)	10.0	6.7	3.0	01.27.2027
Derivação do Rio Jordão (5)	6.5	5.9	12.1	06.21.2032
São Jorge (5)	2.3	1.5	621.6	07.24.2026
hydroelectric power plant (HPP)	9.6	5.2	24.9
Marumbi	4.8	2.4	4.6	(6)
Chopim I	2.0	1.5	0.1	(3)
Melissa	1.0	0.6	12.0	(3)
Salto do Vau	0.9	0.6	7.2	(3)
Pitangui	0.9	0.1	1.0	(3)
Thermal Power Plant	20.0	10.3	4.7
Figueira	20.0	10.3	4.7	03.27.2019
Wind Power Plants	1,130.2	561.3	1,649.7
Eólica de Palmas (4)	2.5	0.4	1.3	09.29.2029
São Bento Energia, Invest. e Part. S.A.	94.0	38.1	107.0
GE Boa Vista S.A.	14.0	5.2	91.9	04.28.2046
GE Farol S.A.	20.0	8.8	3.5	04.20.2046
GE Olho D’Água S.A.	30.0	12.8	10.3	06.01.2046
GE São Bento do Norte S.A.	30.0	11.3	1.4	05.19.2046
Copel Brisa Potiguar S.A.	183.6	89.4	168.6
Nova Asa Branca I Energias Renováveis S.A.	27.0	12.1	6.9	04.25.2046
Nova Asa Branca II Energias Renováveis S.A.	27.0	11.9	5.7	05.31.2046
Nova Asa Branca III Energias Renováveis S.A.	27.0	12.3	10.8	05.31.2046
Nova Eurus IV Energias Renováveis S.A.	27.0	12.4	1.9	04.27.2046
Santa Maria Energias Renováveis S.A.	29.7	15.7	58.4	05.08.2047
Santa Helena Energias Renováveis S.A.	29.7	16.0	50.9	04.09.2047
Ventos de Santo Uriel S.A.	16.2	9.0	34.0	04.09.2047
Complexo Eólico Cutia	180.6	71.4	296.2
UEE Cutia S.A.	23.1	9.6	2.2	01.05.2042
UEE Esperança do Nordeste S.A.	27.3	9.1	0.0	05.11.2050
UEE Guajiru S.A.	21.0	8.3	0.0	01.05.2042
UEE Jangada S.A.	27.3	10.3	0.0	01.05.2042
UEE Maria Helena S.A.	27.3	12.0	0.0	01.05.2042
UEE Paraíso dos Ventos do Nordeste S.A.	27.3	10.6	194.4	05.11.2050
UEE Potiguar S.A.	27.3	11.5	99.6	05.11.2050
Complexo Eólico Bento Miguel	132.3	58.7	992.0
CGE São Bento do Norte I S.A.	23.1	10.1	1.5	08.04.2050
CGE São Bento do Norte II S.A.	23.1	10.8	5.2	08.04.2050
CGE São Bento do Norte III S.A.	23.1	10.2	98.3	08.04.2050
CGE São Miguel I S.A.	21.0	9.3	19.3	08.04.2050
CGE São Miguel II S.A.	21.0	9.1	579.8	08.04.2050
CGE São Miguel III S.A.	21.0	9.2	288.0	08.04.2050
Complexo Eólico Vilas (8)	186.7	98.6	84.6
Vila Ceará I (Antiga Vila Paraíba IV)	32.0	17.8	9.3	01.14.2054
Vila Maranhão I	32.0	17.8	4.2	01.11.2054
Vila Maranhão II	32.0	17.8	4.5	01.14.2054
Vila Maranhão III (Antiga Vila Paraíba III)	32.0	16.6	28.5	01.14.2054
Vila Mato Grosso (Antiga Vila Alagoas III)	58.9	28.6	38.1	12.06.2054
Complexo Jandaira	90.1	46.9	29.5
Jandaira I	10.4	5.6	8.7	04.02.2055
Jandaira II	24.3	12.3	5.1	04.02.2055
Jandaira III	27.7	14.8	9.7	04.02.2055
Jandaira IV	27.7	14.2	6.0	04.02.2055
Aventura [9]	105.0	65.0	0.0
Aventura II	21.0	13.1	0.0	06.05.2053
Aventura III	25.2	15.5	0.0	06.11.2053
Aventura IV	29.4	18.5	0.0	06.05.2053
Aventura V	29.4	17.9	0.0	06.05.2053
Santa Rosa e Mundo Novo [9]	155.4	92.8	0.0
Santa Rosa e Mundo Novo I	33.6	17.3	0.0	06.04.2053
Santa Rosa e Mundo Novo II	29.4	17.2	0.0	06.04.2053
Santa Rosa e Mundo Novo III	33.6	21.5	0.0	06.04.2053
Santa Rosa e Mundo Novo IV	33.6	21.0	0.0	06.01.2053
Santa Rosa e Mundo Novo V	25.2	15.8	0.0	06.01.2053
TOTAL	6,018.7	2,639.5	2,418.4

(1) RAG of R$155.9 million, updated by Aneel's Resolution No. 3,068, of June 12, 2022.
(2) In partial operation, entry into commercial operation of the fourth generating unit scheduled for 2022.
(3) Power plants exempted from concession, are only registered with ANEEL.
(4) Assured power considered the average wind generation.
(5) Extension of Grant according to REH 2919/2021 and 2932/2021.
(6) Under approval by ANEEL.	(7) Assured Power updated by Ordinance N°709/2022 for: FDA, Segredo, Salto Caxias and GPS, effective from January/2023. The Assured Power in effect on 12/31/2022 is available in the 2022 Management Report.
(8) Started up in test operation on 04/25/2022, according to ANEEL Dispatch No. 1047/2022. In commercial operation since 12/07/2022, by ANEEL order No. 2502/2022.
(9) Complexes Aventura and Santa Rosa & Novo Mundo joined the Company's portfolio in Jan/23.
* Considers internal consumption of generators and generation in commercial operation.
	** Plant do not participate in the MRE.

Exhibit IV - OPERATIONAL DATA > GENERATION
INTEREST
Enterprise	Partners	Installed Capacity (MW)	Assured Power [2] (Average MW)	Proportional installed capacity (MW)	Proporcional Assured Power (Average MW)	Concession Expires
Hydroelectric Power Plants		1,111.7	586.8	500.9	264.9
Large hydroelectric power plant (HPP)		1,076.5	561.5	486.2	254.2
HPP Mauá (Consórcio Energético Cruzeiro do Sul)	COPEL GeT - 51% Eletrosul - 49%	361.0	188.5	184.1	96.1	27-May-47
HPP Baixo Iguaçu (Consórcio Empreendedor Baixo Iguaçu)	COPEL GeT - 30% Geração Céu Azul - 70%	350.2	172.4	105.1	51.7	3-Dec-49
HPP Santa Clara (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	66.0	84.2	46.2	11-Jun-40
HPP Fundão (Elejor)	COPEL - 70% Paineira Participações - 30%	120.2	62.1	84.1	43.5	11-Jun-40
HPP Dona Francisca (DFESA)	COPEL - 23,03% Gerdau - 51,82% Celesc - 23,03% Statkraft - 2,12%	125.0	72.5	28.8	16.7	21-Sep-37
Small hydroelectric power station (SHP)		35.2	25.3	14.7	10.7
SHP Santa Clara I (Elejor)	COPEL - 70% Paineira Participações - 30%	3.6	2.8	2.5	2.0	19-Dec-32
SHP Fundão I (Elejor)	COPEL - 70% Paineira Participações - 30%	2.5	2.1	1.7	1.5	19-Dec-32
SHP Arturo Andreoli [2] (Foz do Chopim)	COPEL GeT - 35,77% Silea Participações - 64,23%	29.1	20.4	10.4	7.3	15-Aug-32
Thermal Power Plant		484.2	365.2	393.1	296.5
TPP Araucária [1] (UEG Araucária)	COPEL - 20,3% COPEL GeT - 60,9% Petrobras - 18,8%	484.2	365.2	393.1	296.5	23-Dec-29
Wind Power Plants		108.0	57.1	52.8	28.0
Voltalia - São Miguel do Gostoso (5 parques)	COPEL- 49% Voltalia- 51%	108.0	57.1	52.8	28.0	26-Mar-47
Solar		2.3	-	1.1	-
Solar Paraná [3]	COPEL - 49%	2.3	-	1.1	-	15-Sep-46
TOTAL		1,706.2	1,009.1	947.9	589.4
[1] Since February 1, 2014, the plant’s operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model. Assured power pursuant to Ordinance SPE/MME 05/2021. The most recent data from SIGA/ANEEL indicate a Assured power of 267 MW.
[2] Assured power updated by Ordinance No. 709/2022 of: HPP Mauá, Santa Clara, Fundão and Dona Francisca, effective from January/2023. The Assured Power in effect on 12/31/2022 is available in the 2022 Management Report.
[3] Holding of 6 SCPs operating in the field of distributed generation (photovoltaic plants): Pharma Solar II, Pharma Solar III, Pharma Solar IV, in commercial operation, e Bandeirantes Solar I, Bandeirantes Solar II e Bandeirantes Solar III, in pre-operational.

Exhibit IV - OPERATIONAL DATA > TRANSMISSION
Subsidiary / SPC	Contract	Enterprise	TL			APR ¹ (R$ milhões)	Concession Expiration
			Extension (km)[2]	Amount	MVA
Copel GeT	060/2001[3]	Several	2,129	33	12,440	524.4	01.01.2043
Copel GeT	075/2001[4]	TL Bateias - Jaguariaiva	138	-	-	17.6	17-Aug-31
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	3.4	17-Mar-38
Copel GeT	027/2009	TL Foz - Cascavel Oeste	117	-	-	15.4	19-Nov-39
Copel GeT	010/2010	TL Araraquara II — Taubaté	334	-	-	41.9	6-Oct-40
Copel GeT	015/2010	SE Cerquilho III	-	1	300	6.7	6-Oct-40
Copel GeT	022/2012	TL Foz do Chopim - Salto Osório LT Londrina - Figueira	102	-	-	7.5	27-Aug-42
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	150	11.8	25-Feb-43
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	12.4	29-Jan-44
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	300	12.5	5-Sep-44
Copel GeT	022/2014	TL Assis – Londrina	122	-	-	26.1	5-Sep-44
Copel GeT	006/16[5]	Lot E: TL Baixo Iguaçu - Realeza; TL Uberaba - Curitiba Centro; TL Curitiba Leste - Blumenau; SE Medianeira; SE Curitiba Centro; SE Andirá leste; Other Sections	255	4	900	148.9	7-Apr-46
Costa Oeste Copel Get - 100%	001/2012	TL Cascavel Norte - Cascavel Oeste TL Cascavel Norte - Umuarama Sul SE Umuarama Sul	159	1	300	18.3	12-Jan-42
Marumbi Copel GeT - 100%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	26.2	10-May-42
Uirapuru Transmissora Copel GeT - 100%	002/2005[6]	TL Ivaiporã - Londrina	122	-	-	28.2	4-Mar-35
Subtotal Copel GeT [7]			3,705	43	15,362	901.3
Caiuá Transmissora Copel GeT - 49% Elecnor - 51%	007/2012	TL Guaíra - Umuarama Sul TL Cascavel Norte - Cascavel Oeste SE Santa Quitéria / SE Cascavel Norte	142	2	700	15.8	10-May-42
Integração Maranhense Copel GeT - 49% Elecnor - 51%	011/2012	TL Açailandia - Miranda II	365	-	-	23.7	10-May-42
Matrinchã Copel GeT - 49% State Grid - 51%	012/2012	TL Paranaíta - Ribeirãozinho	2,033	4	800	128.7	10-May-42
Guaraciaba Copel GeT - 49% State Grid - 51%	013/2012	TL Ribeirãozinho - Marimbondo	930	1	-	64.1	10-May-42
Paranaíba Copel GeT - 24,5% Furnas - 24,5% State Grid - 51%	007/2012	TL Barreiras II - Pirapora II	967	-	-	42.8	2-May-43
Cantareira Copel GeT - 49% Elecnor - 51%	19/2014	TL Estreito - Fernão Dias	656	-	-	65.5	5-Sep-44
Mata de Santa Genebra Copel GeT - 50,1% Furnas - 49,9%	001/14	TL Araraquara II - Bateias	887	1	3,600	150.4	14-May-44
Subtotal SPCs [8]			5,980	8	5,100	490.9
Total			9,685	51	20,462	1,392.2
[1] Proportional to Copel's interest in the project. Values referring to the 2022/2023 cycle according to REH 3,067/2022, without considering the adjustment portion (PA). It considers assets that came into operation until 31-dez-2022.
² Considers double circuit sections (circuits that share the same transmission tower).
³ Contract renewed according to Law 12,783/13. The O&M portion is part of the RBSE, under the terms of the Law. It will be received until the end of the concession (Jan/2042). The value of the APR for the 2021-2022 cycle, excluding the RBSE, according to REH 2,959/21, is R$95.1 million. This value refers to the additional APR from reinforcements and improvements.
[4] As of 10.31.2018, the APR was reduced by 50%.
[5] The construction of 38 km of sectioning lines was foreseen in the implementation of the Andirá Leste and Medianeira SEs, 2 km of which for Contract 060/2001 and 36 km for LTs that do not belong to Copel GeT, which, despite being included in the APR, in reason for the investment made, will not be added to Copel's assets.
[6] As of 07/09/2021, the APR was reduced by 50%.
[7] Consolidated Result.
[8] Equity Income.

Exhibit IV - OPERATIONAL DATA > DISTRIBUTION
OPERATIONAL DATA

Number of Consumers	Locations served	Cities served	Voltage	Number of Substations	MVA	Km of lines
5,011,555	1,113	395	13,8 kV	-	-	111,358
			34,5 kV	236	1,646	89,356
			69 kV	36	2,502	767
			138 kV	117	7,662	6,652
				389	11,810	208,133

Consumer-to-employee ratio DIS	2018	2019	2020	2021	2022
Captive Consumers	4,637,804	4,713,240	4,835,852	4,926,608	5,011,555
Copel Dis employees	5,364	4,964	4,641	4,430	4,257
Consum/Emp	865	949	1,042	1,112	1,177

QUALITY OF SUPPLY

	Jan-Dec	DEC ¹ (hours)	FEC ² (outages)
	2018	10.31	6.22
	2019	9.11	6.02
	2020	7.83	5.61
	2021	7.20	4.76
	2022	7.98	5.29
¹ DEC measured in hours and hundredths of an hour ² FEC expressed in number of interruptions and hundredths of a number of interruptions year to date * Values of the last 12 months
Period	Technical Loss		Non-Technical Loss		Total loss
	Regulatory (1)	Real (2)	Regulatory (3)	Calculated (4)	Regulatory (5)	Total (6)
Dec-18	6.05%	6.05%	4.70%	4.89%	8.07%	8.15%
Dec-19	6.05%	5.92%	4.70%	3.91%	8.10%	7.76%
Dec-20	6.05%	5.98%	4.70%	2.79%	8.14%	7.29%
Dec-21	6.05%	5.84%	4.47%	4.41%	7.76%	7.73%
Dec-22	5.79%	5.72%	4.47%	4.37%	7.70%	7.66%
(1) Percentage established in the tariff review;
(2) Technical loss calculated and reported monthly to Aneel;
(3) Percentage established in the tariff review;
(4) Difference between reported total losses and technical losses calculated as a percentage established in the review and the total injected energy, also reported monthly to Aneel;
(5) (Regulatory percentage of PNT x informed BT Market + technical losses calculated as a percentage established in the review and the total energy injected) / Injected energy;
(6) Total loss on injected energy.
NOTE: In the calculation of the distributor's total losses, energy losses inherent to the electric power system (technical losses), commercial losses (mainly due to fraud, theft) and differences related to the shift in the billing schedule and the effects of the portion of mini and micro generation distributed in the Company's network

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date March 24, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.